082-34640

File number ~~82 - 524~~

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2007 MAY 10 A 6:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023390

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

2 May 2007

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

20-Mar-07	Final Results part 1
20-Mar-07	Final Results part 2
23-Mar-07	Holding in Company
23-Mar-07	Director/PDMR Shareholding
26-Mar-07	Holding in Company
28-Mar-07	Treasury Shares
30-Mar-07	Treasury Shares
30-Mar-07	Total Voting Rights
11-Apr-07	Director/PDMR Shareholding
16-Apr-07	Issue of equity and loan note
16-Apr-07	Treasury Shares
20-Apr-07	Annual report and Accounts and Notice of AGM
27-Apr-07	First quarter results
30-Apr-07	Treasury Shares
30-Apr-07	Total Voting Rights

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

Ms Jenni Horn
Senior Company Secretariat Assistant

Enc.

dlw 5/10

Company	Friends Provident PLC
TIDM	FP.
Headline	Final Results-Part 1
Released	07:00 20-Mar-07
Number	2651T

RNS Number:2651T
Friends Provident PLC
20 March 2007

PART 1

Friends Provident plc - Preliminary Announcement for the year ended 31 December 2006

Strong 2006 results - three core businesses well positioned and focused on future growth.

Group highlights:

- Strong growth in UK and International life and pensions - new business profits up 42% with margin improved
- Strong international operations with continued growth potential
- Accelerated growth plan to turn around asset management

	EEV basis*			IFRS basis*		
	2006	2005	Change	2006	2005	Change
Group underlying profit before tax	£509m	£524m	- 3%	£400m	£224m	+79%
Group profit before tax	£398m	£600m	-34%	£491m	£367m	+34%
Life & Pensions PVNBP	£7,074m	£5,397m	+31%	-	-	-
Contribution to profits from Life & Pensions new business	£204m	£144m	+42%	-	-	-
Margin on Life & Pensions new business	2.9%	2.7%	+7%	-	-	-
Pro forma embedded value	£3,660m	£3,464m	+6%	-	-	-
Pro forma embedded value per share	£1.73	£1.65	+5%	-	-	-
Underlying earnings per share	16.4p	16.3p	+1%	17.9p	8.8p	+103%

Basic earnings per share	14.6p	21.2p	-31%	13.1p	6.3p	+108%
Dividend per share	7.85p	7.70p	+2%	7.85p	7.70p	+2%

*See notes to editors

Philip Moore, group chief executive, said:

"We are announcing a strong set of results built around solid operational performances in both UK and international life and pensions. We continue to pursue our strategy of investing in markets where our competitive advantage of providing superior service, innovative products and managing distribution relationships can really make a difference.

"In the UK, we achieved excellent new business profit growth of nearly 70%. In October last year, we announced a demanding 2008 target of £180m-£200m for new business profits. Although we remain committed to achieving this target, the product mix and, in particular, the level of protection sales, which has been subdued in recent months, will be critical. It is early days, and we are making progress towards our goal, but the prospects for a more challenging protection market, and the impact on our 2008 target, will not be fully understood until later in 2007.

"Both our international businesses have strong growth opportunities. Due to a number of significant one-off events 2006 saw exceptional sales growth and, while we do not expect to see such strong growth, particularly in the first half of 2007, we remain extremely confident for the future.

"Over 2006 F&C has put the building blocks in place to turn the business around. We have seen a marked improvement in investment performance and have every confidence that these steps and the investment and new initiatives announced by F&C last week will put the business back onto a strong growth path in the medium term.

"Overall, Friends Provident put in a very strong operational performance last year underpinned by our continued focus on expense and risk management. Our approach remains to invest for profitable growth whilst managing cash in the UK. We are confident that we have three businesses well positioned to deliver excellent long-term future growth."

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	+44 (0) 845 641 7814
Di Skidmore	Friends Provident plc	+44 (0) 845 641 7833
Vanessa Neill	Finsbury Limited	+44 (0) 20 7251 3801
Alex Simmons	Finsbury Limited	+44 (0) 20 7251 3801

Ref: H071

Notes to editors:

1. An interview with Philip Moore, group chief executive and Jim Smart, group finance director, will be available to view in video, audio and text formats at www.friendsprovident.com and www.cantos.com from 7.00am today.

2. An analyst presentation will take place at 9.30am today at Merrill

Lynch Financial Centre, 2 King Edward Street, London EC1.

3. The analyst presentation will be webcast live and can be viewed on the Friends Provident website: www.friendsprovident.com/results

4. The presentation slides will be available from 9.30am today on www.friendsprovident.com/presentations

5. Friends Provident media image library is available at www.friendsprovident.com/imagelibrary. A Newscast login is required.

Financial reporting dates

Dividend dates:	
Shares go ex dividend	11 April 2007
Record date	13 April 2007
Dividend paid	29 May 2007

Financial Reporting Calendar:	
Friends Provident quarter 1 Life & Pensions new business	27 April 2007
F&C Asset Management plc quarter 1 funds under management	27 April 2007
Friends Provident plc Annual General Meeting	24 May 2007
F&C Asset Management plc interim results	6 August 2007
Friends Provident plc interim results	8 August 2007
F&C Asset Management plc quarter 3 funds under management	30 October 2007
Friends Provident quarter 3 Life & Pensions new business	30 October 2007

7. European Embedded Value (EEV) underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the performance of the Group and focus on this measure of profit in its internal monitoring of the Group's EEV results. EEV underlying profit is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on Step-up Tier one Insurance Capital Securities (STICS).

8. International Financial Reporting Standards (IFRS) underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the performance of the Group and focus on this measure of profit in its internal monitoring of the Group's IFRS results. IFRS underlying profit is based on longer-term investment return and excludes: (i) policyholder tax (ii) returns attributable to minority interests in policyholder funds (iii) non-recurring items (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on STICS.

9. Pro forma embedded value is the shareholders' equity on an EEV basis, adjusted to bring the value of F&C to market value.

10. New business sales are reported on the Present Value of New Business Premiums (PVNBP) basis, which represents new single premiums plus the expected present value of new business regular premiums.

11. Underlying earnings per share is based on the EEV/IFRS underlying profit after tax attributable to ordinary shareholders of the parent company.

12. The Internal Rate of Return (IRR) is equivalent to the discount rate at which the present value of the after tax cash flows expected to be earned over the lifetime of the business written is equal to the capital invested to support the writing of the business. All assumptions and expenses in the calculation of IRR are consistent with those used for calculating the contribution from new business.

13. The Payback Period is the time at which the value of the expected cash flows, after tax, is sufficient to have recouped the capital invested to support the writing of the business. The cash flows are discounted at the appropriate risk-discount rate and calculated on the same assumptions and expense basis as those used for the contribution from new business.

14. Margins are defined as the pre tax contribution from new business generated by each product type, divided by the new business volume for that product. Contribution is calculated using economic assumptions at the beginning of the period, and is quoted after the cost of required capital, share based payments and including an apportionment of fixed acquisition expenses across products.

15. Dividend per share includes the interim dividend of 2.65p paid in November 2006 and the proposed final dividend of 5.2p payable in May 2007, which is subject to approval at the Annual General Meeting.

16. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality, morbidity and persistency; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

BUSINESS REVIEW

Group progress and outlook

The successful development of the Friends Provident Group has continued throughout 2006, driven both by sales growth and expense efficiencies. Our growth is underpinned by a very strong capital base, and adequate cash flows have been generated to sustain our dividend policy. We also continue to place high emphasis on effective risk management.

The structure of the Group remains organised around its three core business segments of UK Life & Pensions, International Life & Pensions and Asset Management. The Group strategy that has been in place since before our 2001 stock exchange flotation continues to deliver value.

In UK Life & Pensions, record levels of new business have been achieved. Sales were up by 30% whilst acquisition costs increased by 5%. As a result, the contribution to profits generated by new business increased by more than two-thirds. Our approach is to build on our already strong positions in the pensions and protection segments, and to renew our focus on investment business through entry into the wrap market by the end of this year. In 2007, we expect the overall life and pensions market to grow by 5-10%, our share of the market to increase and overall product margins to continue to improve as a result of operational leverage. However, recent market turbulence, if prolonged, may have a dampening effect.

We have continued to extend the diversity of our international businesses, which provide some 40% of our total sales and almost half of our total Life & Pensions

new business profits, reflecting the generally more profitable nature of international territories. Friends Provident International (FPI) achieved record sales, up 16% on 2005, successfully entered the German personal pensions market, and received licence approval to operate in Singapore. These activities reflect FPI's approach, which is to look for growth opportunities in new markets. FPI's trading prospects remain very good.

Lombard also achieved record sales growth, well above trend at 40%. Lombard's primary focus remains on further developing the already strong relationships secured with distributors. The new Swiss office supports this approach, as does Lombard's continued investment in quality people. Lombard is particularly impacted by tax regime changes, which can present positive opportunities as in Italy, or negative as in Mexico in late 2006. Whilst many of the situations that came together to drive the 2006 growth are unlikely to be repeated in 2007, we remain confident about the opportunities across the diverse and well-regulated markets in which Lombard operates.

Throughout 2006, our asset management company, F&C, has continued to put in place the significant building blocks required to turn the business around. The management framework has been comprehensively restructured and the investment teams strengthened. Significant progress has been made to introduce a culture focused on performance, and products have been developed for higher-margin business, both of which are already having a positive impact. F&C has announced an accelerated growth plan, which will encompass further new product and distribution initiatives, and which we believe will generate higher margins and new revenue streams well beyond 2007. This plan requires increased investment in the business during 2007, to be financed through a rebasing of the F&C dividend. The approach is to have products appropriate for the changing marketplace, and to attract and retain quality people with the capability to drive up investment performance.

In summary, we are announcing another year of strong results founded principally on profitable growth in our life and pensions businesses, both in the UK and abroad.

As to outlook, in UK life and pensions our goal for the next two years remains to build our market share significantly and profitably, for which we are investing accordingly. Beyond that, we continue to expect the international life and pensions businesses to have greater potential for sustained growth at a higher margin than the UK and believe that we have the right business model in place to exploit that potential. In asset management, F&C has the potential to grow and generate substantial earnings for the Group, as its growth plan progresses. We therefore believe that Friends Provident has attractive growth credentials.

UK LIFE AND PENSIONS

Our view of the Market

A strong stock market performance and the continued movement from final salary to defined contribution group pension schemes helped the UK life and pension industry to grow by 28% in 2006. The pensions market received a boost as the result of the pension legislation changes that came into effect in April 2006.

Despite the increased public awareness of pension issues following the release of the Turner Report, and the widely reported need for saving, we believe that the market will remain predominantly supply led for the foreseeable future. Only mortgage protection and annuity sales are likely to be consumer led to any great extent. Financial intermediaries remain key to the future growth of the market.

Protection - The housing market defied many experts' predictions in 2006, setting records for both price increases and mortgage advances. The protection market reflected this only to a limited extent with a 2% increase in sales. The market seems to have shrugged off recent interest rate rises. However, there

remains the possibility of further interest rate rises, and with the growing issue of first-time buyer affordability, a slowdown or even a significant downturn cannot be discounted. We expect a more subdued market in 2007, either flat or slightly negative.

Investments - A strong stock market performance in 2006 built on the recovery of 2005. This drove a 27% increase in sales of investment bonds, which offer investors a simple, tax-efficient investment vehicle, as well as being a useful Inheritance Tax mitigation vehicle. The growth in the demand for account aggregation and open architecture for funds has led to the development of wrap, a new form of investment trading platform. We believe that use of these platforms will grow steadily and support the growth of investment bond products. We expect market growth in 2007 to be in the range of 5-10%, although market turbulence, as seen recently, may concern retail investors. Risks to this growth expectation are therefore largely on the downside.

Group pensions - The regulation changes in April had a significant impact in 2006. Also, the financial risks and open ended obligations associated with defined benefit arrangements have led many employers to move to defined contribution plans either for all scheme members or just for new members. This continuing trend points to significant growth potential within new defined contribution schemes over the coming years. The trend away from trust to contract based arrangements is also continuing. We expect market growth in 2007 to be in the range of 7-12%.

Individual pensions - There is undoubtedly greater public awareness of the need for adequate pension planning following the media coverage of Lord Turner's report on UK pensions, and a significant part of the 47% growth in the individual market in 2006 was triggered by A-Day in April. Whilst we believe that a major change in government policy will be needed to encourage the UK public to take pension planning more seriously, we do expect the market for individual pensions to grow steadily. We expect market growth in 2007 to be in the range of 10-15%.

Post-retirement - The post-retirement market is currently not a significant area of focus for Friends Provident, although we continue to be mindful of potential opportunities and risks within it. In general terms, the next 10 years will see the post war baby-boom generation reaching retirement age, and this will lead to growth in new and existing post-retirement products. We expect market growth in 2007 to be in the range of 7-12%.

Our trading performance and outlook

UK total new business increased 30% to £4,162m and our share of this market increased from 5.2% to 5.5%. Our trading performance reflected in particular our growing reputation in the pensions arena, and the trend towards this business, both group and individual, continued throughout the year.

Protection - new business increased by 8% to £432m at a margin of 7.4%, up from 5.4% in 2005. As anticipated, we slightly increased our share of this very competitive market, up from 7.6% to 7.8%, as the impact from some of the already secured distribution agreements began to be felt. As well as exploring further distribution opportunities, we intend to continue to grow our share in the group protection segment. We expect to grow our market share in the second half of the year as the outlined initiatives begin to take effect. We will remain price competitive, which may bring downward pressure on margin.

Investments - new business increased by 2% to £687m at a margin of 1.5% slightly down from 1.6% in 2005. Bearing in mind the 15% growth we achieved in 2005, we lost some ground in 2006, which we hope to regain this year in this increasingly competitive market. In early 2007 we re-entered the guaranteed bond market, reflecting growing customer interest. Additionally, a number of product enhancements are planned for 2007, and we are on track to launch our wrap proposition by the end of the year, which is an important element of our future

growth prospects in this segment. The outlook for sales remains positive for the year as a whole, particularly over the second half.

Group pensions - new business increased by 46% to £2,298m at a margin of 1.6%, up from 1.1% in 2005, and accounted for well over half of our total UK new business. Our performance in 2006 reflected the quality and flexibility of our proposition and lifted our market share to 12.8%, bolstered by the effect of the Pensions 'A-Day' regulation changes in April. Underlying growth, both for our business and the group pensions market generally, looks set to continue over the medium term and we will continue to benefit from the transition in the market away from defined benefit schemes to defined contribution schemes. We will also increasingly benefit from incremental business forming a greater proportion of future new business volumes, thereby reducing volatility.

Individual pensions - new business increased by 63% to £490m. Excluding contracting-out rebate payments from the Department of Work & Pensions (DWP), new business increased 74% to £336m. This reflected the heightened public interest in pensions and primarily comprised the more profitable 'single premium' business, which we target. Margin was 1.3%, slightly down on the 1.4% achieved in 2005. We have achieved good growth since relaunching into this market in 2005, which we expect to continue into 2007. Beyond this, we expect future growth to be steady. DWP rebate payments will steadily decline through to 2012.

Annuities - new business increased by 5% to £255m at a strong margin of 5.3%, up from 2.8% in 2005. Our approach to this market segment remains cautious, primarily serving our existing customers only, although we continue to keep the balance of risk and reward under active review.

INTERNATIONAL LIFE AND PENSIONS

Our view of the market

Our international business is conducted across the globe, with specific emphasis on four key regions: Asia, the Middle East, the UK and Continental Europe.

The business mix includes regular premium savings and protection plans, alongside single premium savings, investment and estate-planning propositions. Customers are attracted by our innovative solutions, wide-ranging investment opportunities, the portability of the products and the long-term confidence of strong currency investments.

Friends Provident International (FPI) - FPI has followed a deliberate strategy of market diversification, ensuring that it does not limit itself to a single region or jurisdiction. From its bases in the Isle of Man and the UK, FPI operates in all the four key regions, with a product mix that ranges from regular savings and protection business to investment contracts, including highly personalised portfolio bonds.

Distribution partners are primarily Independent Financial Advisers. FPI has also actively developed distribution relationships with a number of institutional partners. Asia remains FPI's largest generator of new business volumes, with the bulk of that business coming from regular premium savings. The overall Hong Kong market grew strongly over the first half of 2006 before slowing over the second half. FPI continues to be confident in, and committed to, the region. The Continental European strategy centres on the targeting of a small number of specifically selected territories, including the launch of a series of personal pension products in Germany, alongside a German distribution partner. Business from the Middle East has benefited from the establishment of a local presence. The UK remains an exclusively single premium investment market with particular emphasis on tax and estate planning.

2006 saw no lessening of market activity and competitiveness, with a number of

companies expressing a renewed interest in the Asian region, but we maintain a robust position, based on strong relationships with distribution partners and a demonstrable commitment to the market. The successful development of a new branch office in Singapore, and the continuing demand for high quality wealth management solutions, adds to our confidence.

Lombard - The provision of tailor-made financial and estate planning solutions for high net worth individuals (HNWIs) and ultra HNWIs in Europe and beyond remains the focus of the Lombard business. Lombard operates primarily across eight EU member states, while continuing to explore new opportunities in other regions. Geographic diversification is supported by a unique multi-jurisdictional expertise. This expertise is critical in meeting the planning needs of many clients and the business needs of international private banks, and has led to writing rapidly increasing volumes of new business.

Lombard's approach is to partner with leading specialist advisers, which enables the combining of Lombard's financial expertise with the relationship and asset management capability of the distribution partner. As the very large market for HNWI/ultra HNWI continues to grow, so does the requirement for effective protection of private wealth. Lombard has been able to increase its penetration of this market year-by-year and intends to deepen this penetration further as the business develops.

The HNWI sector in particular continues to attract the attentions of governments seeking to increase tax on private wealth. This intensifies the pressure on traditional tax planning structures and offshore tax havens, and increases the relative attractions of life assurance being used as a tax shelter and estate planning solution, such that experts increasingly recognise life assurance as an important financial planning tool.

Lombard competes through the provision of enhanced value-added services and administration rather than on price. Competitors are mainly those that have established subsidiaries in Luxembourg and Dublin, primarily to sell back to their home country (although some are increasing their international diversification), and generally offer a lower priced, less value-added service.

Our trading performance and outlook

International new business, achieved through Friends Provident International and Lombard combined, increased by 32% to £2,912m, representing more than 40% of the Friends Provident Group's total life and pensions sales.

Over the longer term, we continue to expect the pace of growth in our International operations to exceed that of the UK Life & Pensions business with the future trend growth rate for new business profit expected to be in double digits.

Friends Provident International - New business increased by 16% to £823m at an unchanged margin of 3.1%, with sales higher in Asia, the Middle East, and Continental Europe.

Sales are not generally seasonal and therefore the new business profile for 2006 is not typical. The strong growth that characterised 2005 continued over the first half of 2006, with a marked slowdown over the second half of that year. Hong Kong is FPI's biggest contributor to new business and our performance mirrors the strong market growth seen in Hong Kong in the second quarter, followed by a market downturn in the second half. Other factors were the sale of fewer large bonds in 2006, the weakening of the dollar (which had the effect of lowering average premiums for business sold in Asia and the Middle East), and the impact of unexpected changes to UK trust and tax rules. The market remains a very competitive environment.

Marketing focus throughout 2006 was primarily on the setting up of a new office in Singapore, successfully achieved, and delivering three new personal pension

plans into the German market. During 2007 we plan to review and enhance our core propositions as well as introducing specifically designed products to the Singapore market. The new personal pensions for the German market were introduced in late 2006, with early indications of their success being encouraging. We expect to build on this throughout 2007.

For 2007, we do not expect sales in the first half to match the exceptionally strong sales in the first half of 2006, although we do anticipate sales in the second half of 2007 to be higher than in the first half. Prospects for medium term growth are attractive.

Lombard - New business increased by 40% to £2,089m with particularly strong performances in the UK, Italy and Mexico. The geographic diversification of the Lombard business is a major strength, with emphasis varying from year to year - often as a result of tax changes, as was the case in Italy in 2006. The UK market is the one most sensitive to prevailing investment markets, and sales more than doubled over 2006 as investment sentiment continued to improve, and as partnerships with those serving the HNWI-sector developed.

Although the pattern of new business was, as always, skewed towards the fourth quarter, Lombard has achieved higher than usual growth throughout the year. A major factor in this was the increased proportion of large cases written in 2006. Writing larger cases generates greater profits, although generally at a lower margin, and the overall margin reduced to 3.4% from 3.9% in 2005 as a result.

In the latter part of 2006, a number of significant adverse tax changes were announced, particularly in Mexico where a legal change seriously reduced the attractiveness of foreign life policies and where the position remains uncertain. Whilst Lombard's short term prospects are likely to be impacted, we expect the growth trend in new business to continue, albeit that 2006 was above the trend and 2007 will be below it. This outlook recognises Lombard's ability to deepen its penetration in European markets, with our new Swiss office further supporting the increasing number of our quality Swiss-based partners.

ASSET MANAGEMENT

Our view of the market

In 2006 the asset management industry benefited from a year of positive returns in the major assets classes. Despite a sharp correction in equities in May, markets staged a remarkably rapid recovery. The outlook for 2007 is one of slowing economic growth and an easing of inflationary pressures. This benign backdrop should be broadly supportive of equities, although we believe that returns are unlikely to be as high as those experienced in 2006. A key risk is a more pronounced deterioration in the US than expected. We also anticipate that volatility will rise from the low levels seen in 2006.

Merger & acquisition activity was a significant feature of markets during 2006 as companies have shifted their focus from balance sheet strengthening to aggressive growth. An injection of private equity cash has also helped fuel M&A activity, with deals increasingly taking place at the upper end of the market cap spectrum.

The asset management industry itself was not immune to this upsurge in corporate activity, with a number of sizeable transactions during 2006 as well as an expansion of the listed asset management sector. We envisage corporate activity remaining an industry trend, with drivers including the continued move towards 'open architecture' by financial services institutions, notably banks, building societies and insurance companies. As these businesses re-focus on distribution, there is greater willingness to use multiple external asset managers in their product ranges.

In the UK, firms of Independent Financial Advisers are also scaling up to meet

the challenge of the new distribution landscape. This has led to increasing consolidation in that sector as well as new entrants. The top tier of investment advisers are increasingly developing discretionary services while the broad adviser market is making more use of multi-manager products. Fund supermarkets are now widely used by IFAs and we anticipate that the use of wrap accounts will gather pace. Access to the retail market is therefore about positioning on these platforms and servicing distribution relationships in addition to the prerequisites of strong investment performance supported by a credible brand.

The developments of the last few years in the institutional market continue to gather pace. The UK has seen a shift over a number of years away from balanced management towards the separation of 'alpha' and 'beta' and increasing use of specialist mandates, and this continues. A comparable trend towards specialist mandates is now emerging in The Netherlands, Europe's second largest pensions market, with a number of schemes moving towards a fiduciary model where a third party manager determines asset allocation, risk budgeting and underlying manager selection. This development poses a significant risk to balanced management in The Netherlands. In addition, across a number of developed markets there is a much greater focus on ensuring that pension scheme assets are sufficient to match their liabilities. This is driving interest in Liability Driven Investment (LDI) and Asset and Liability Management (ALM).

Together, these market changes are leading to demand for multi-management capabilities, LDI products, active added value 'alpha' products and alternative investments. Many of these trends require asset managers to deepen their derivatives expertise.

This demand for more specialist products is prompting asset managers to evolve their business models accordingly. 'House' processes and top down investment leadership through a Chief Investment Officer are giving way to "multi-boutique" investment models where investment teams have much greater accountability for specific products and processes, whilst leveraging off a common operational infrastructure. Likewise, remuneration is becoming more integrally linked to the performance of specific teams and the products that they manage.

Our trading performance and outlook

Overall, funds under management as at 31 December 2006 were £104bn, compared with £131bn at the end of 2005. Across 2006 F&C experienced net outflows of £32bn of assets under management.

Insurance - The remaining £21bn of Resolution Life assets were withdrawn during the second quarter of 2006 and F&C received £27m in compensation. F&C has focused its attention during 2006 on exploiting opportunities within the emerging sector of annuity consolidators. The development of a dedicated Insurance and ALM capability has given F&C the ability to provide solutions to the specific issues facing insurance businesses.

Institutional - £8bn of institutional net outflows were broadly related to the following factors:

- An industry trend away from balanced to specialist mandates (including the migration of the £3.4bn Vervoer mandate in The Netherlands to a fiduciary model)
- Loss of the £1bn Electricity Supply Pension Scheme property mandate
- A shift towards passive management by some schemes
- Disappointing legacy investment performance in sovereign fixed income

At the end of 2006, F&C had been informed of further future outflows of some £5bn and further institutional outflows may result in 2007. The impact that the consultant community has on our organic growth plans across Europe is significant, particularly in the UK and Ireland. Sales activity has therefore focused on extending investment consultant coverage. F&C has concentrated on promoting composite UK bonds, high alpha UK equities, LDI and alternatives.

Changes in regulation and a greater awareness of governance and social issues have continued to create opportunities within Governance and Sustainable Investment across Europe.

Good progress has been made with consultants in newer product areas such as LDI and UK High Alpha Equities.

Investment Trusts - 2006 was a period of considerable corporate activity within the investment trust sector. A £694m net outflow of investment trust assets related to three factors:

- The loss of the F&C Emerging Markets Trust due to corporate activity
- The loss of the F&C Latin American and ISIS Smaller Companies trusts following manager departures
- Share buy backs, discount controls and restructurings

Our investment trusts savings products continued to account for approximately a third of all inflows, with our Child Trust Fund exceeding our targeted business volumes. The F&C UK Select Trust adopted a unique strategy among UK equity trusts ahead of its rollover. During the first half of 2007 we will look to expand our range of investment trusts with the launch of a listed fund of hedge funds vehicle.

UK Retail - 2006 was a strong year with net retail sales up 98%. This was ahead of the industry increase of 87.5%. Flows were spread across a range of key products including our ethical funds, UK equities, corporate bonds and multi-manager. Relationships with key distribution partners have strengthened and we have extended access to our products on a number of platforms. Our focus in 2007 will remain on multi-manager, UK equities, ethical investment and corporate bonds. Additionally we are enhancing the marketing of our cash plus product and will cross-sell our Luxembourg registered global real estate fund into the UK.

Continental European Retail - We saw positive progress in The Netherlands and a strong first half in Portugal. Following the sharp decline in equities in May, fund flows reversed in Portugal as retail investors switched into cash. This resulted in a net outflow of £278m in our total sub-advisory business at year end. Retail flows were positive in Germany, where we established a white-labelled share class on our emerging debt fund for Commerzbank and reached a five year performance record on our flagship F&C HVB Stiftungsfonds product which is co-branded with HypoVereinsbank. We have now created a Euro denominated version of the Stewardship International fund and will seek ways to enhance the marketing of our SICAV range.

FINANCIAL REVIEW

Our results are presented on two reporting bases: European Embedded Value (EEV) and International Financial Reporting Standards (IFRS).

EEV BASIS

EEV is the basis we find more useful because it provides a more representative reflection of the performance of the long-term business that fully recognises the shareholders' interest in the in-force portfolio on a risk adjusted basis.

Group profitability on the EEV basis

	Change	2006	2005
	%	£m	£m
EEV underlying profit before tax:			

- UK Life & Pensions	-4	315	328
- International Life & Pensions	+12	119	106
- Asset Management	-18	89	108
- Corporate items	+22	(14)	(18)
EEV underlying profit before tax	-3	509	524
Other profit items		(111)	76
EEV profit before tax	-34	398	600
Contribution from Life & Pensions new business	+42	204	144
Life & Pensions new business margin	+7	2.9%	2.7%
Life & Pensions return on embedded value	-12	9.9%	11.2%
Underlying EEV earnings per share	+1	16.4p	16.3p
EEV basic earnings per share	-31	14.6p	21.2p

EEV profit before tax

Group EEV underlying profit before tax has reduced by 3% to £509m (2005: £524m). The small decrease arises principally from lower profits at our Asset Management business, where we have seen a net outflow of funds and resulting lower revenues.

Overall underlying profits from our life and pensions businesses are unchanged at £434m. Within this result, strong growth in the contribution from new business has been offset by lower in-force profits and a lower return on shareholders' net assets. The underlying profit before tax includes a charge for persistency of £68m consisting of £21m in respect of the current pension products, with the remainder primarily relating to legacy bond and with-profits business. This charge has been largely offset by a lower cost of burnthrough in 2006 of £36m and favourable morbidity and mortality assumption changes of £27m.

Group EEV profit before tax has reduced by 34% to £398m (2005: £600m). This takes into account the impacts of investment return variances, economic assumption changes, non-recurring items and other costs totalling £111m negative (2005: £76m positive). The investment return variances and economic assumption changes in 2006 largely offset each other whereas in 2005 they were positive by £312m. The most significant part of the other profit items is the amortisation and impairment of Asset Management intangible assets. These items are discussed below.

The contribution from total Life & Pensions new business, which is included in underlying profits, has increased by 42% to £204m (2005: £144m). The new business margin as a percentage of PVNBP has increased from 2.7% to 2.9%, largely driven by 30% sales growth in the UK where operational leverage increased the margin from 2.0% to 2.6%.

The Life & Pensions return on embedded value has decreased from 11.2% to 9.9% reflecting unchanged underlying profits and higher opening net assets on an EEV basis. The UK return is 7.9% (2005: 9.4%) and the International return is 19.8%

(2005: 21.5%), which reflects the much higher proportion of new business profit to embedded value compared with the UK business.

Underlying EEV earnings per share have increased from 16.3p to 16.4p as a result of a slightly lower tax charge. The basic earnings per share have fallen from 21.2p to 14.6p as a result of the impact of negative other profit items.

UK Life & Pensions

	Change	2006	2005
	%	£m	£m
Contribution from new business	+69	108	64
Profit from existing business:			
- Expected return	+2	173	170
- Experience variances	-55	9	20
- Operating assumption changes	-95	1	19
Development costs	+4	(26)	(25)
Expected return on shareholders' net assets	-37	50	80
EEV underlying profit before tax	-4	315	328
New business margin	+30	2.6%	2.0%
Return on embedded value	-16	7.9%	9.4%

The contribution from new business has increased by 69% to £108m (2005: £64m) with group pensions amounting to 35% and protection 30% of the total. The contribution is stated net of the cost of solvency capital of £6m (2005: £5m) and share based payments of £2m (2005: £2m). New business margins are as follows:

	2006	2005
	%	%
New business margin:		
- Protection	7.4	5.4
- Investments	1.5	1.6
- Group pensions	1.6	1.1
- Individual pensions	1.3	1.4
- DWP rebates	6.7	5.4
- Annuities	5.3	2.8
UK new business margin	2.6	2.0

Internal rate of return (IRR) per annum	10.3	8.6
Payback period (discounted)	12 years	17 years

The overall margin has increased from 2.0% to 2.6% as a result of the gearing effect of higher volume and relatively flat expenses. The IRR has increased to 10.3% during 2006, again primarily as a result of operational gearing. The overall payback period has reduced accordingly.

The expected return on the value of the in-force book increased by 2% to £173m (2005: £170m), reflecting the increase in the value of the in-force business offset by lower discount rates. Within operating assumption changes and experience variances, the total UK in-force charge for persistency is £53m, and this has been offset by profits from a change in morbidity and mortality assumptions of £27m and a reduction in the cost of burnthrough of £36m.

The morbidity assumption change arises from lower claims experience following a review of our claims management process. The lower burnthrough charge is as a result of the improved financial position of the With-Profits fund and better modelling of the dynamic sold futures strategy (a risk management hedge in the fund).

Development costs have increased to £26m (2005: £25m), reflecting continued investment in our market leading protection and group pensions e-commerce propositions, infrastructure to support our strategic distribution relationships and the development of a wrap platform. Development costs in 2007 - 2008 are expected to be higher than in 2006 (in the range of £30m - £40m per annum) in support of our growth strategy.

The expected return on shareholders' net assets decreased by 37% to £50m (2005: £80m), partly due to a reduction in the expected rates of return on equities and fixed interest securities and changes in the mix of assets. Part of this decrease also results from a change in the tax gross-up basis.

Operating expenses have increased by 4% to £253m (2005: £243m). Since 2003, operating expenses have increased by only 2% against an increase in PVNBP of 64% over the same period. This demonstrates the efficiency of our processes and power of our technology to deliver substantial new business growth whilst maintaining excellent levels of service, with only a small increase in cost. We believe there are further opportunities to leverage future efficiencies due to the scalability of our solutions and the continued development of our self-service offering.

International Life & Pensions

	Change	2006	2005
	%	£m	£m
Contribution from new business	+20	96	80
Profit from existing business:			
- Expected return	+31	34	26
- Experience variances		(2)	2
- Operating assumption changes	+233	(10)	(3)

Expected return on shareholders' net assets	-	1	1
EEV underlying profit before tax	+12	119	106
New business margin	-8	3.3%	3.6%
Return on embedded value	-8	19.8%	21.5%

The contribution from new business has increased by 20% to £96m (2005: £80m). The contribution is stated net of the cost of solvency capital of £1m (2005: £1m). The Lombard contribution is £70m (2005: £58m) and the FPI contribution is £26m (2005: £22m). New business margins are as follows:

	2006	2005
	%	%
New business margin:		
- FPI	3.1	3.1
- Lombard	3.4	3.9
International new business margin	3.3	3.6
Internal rate of return (IRR) per annum	25.7	28.3
Payback period (discounted)	4 years	4 years

The overall margin has reduced from 3.6% to 3.3% with Lombard achieving 3.4% (2005: 3.9%) and FPI 3.1% (2005: 3.1%). The Lombard margin has, as anticipated, fallen slightly as a result of higher case sizes written which have lower margins. Low new business strain results in a high IRR and a relatively short payback period of 4 years (2005: 4 years).

The expected return on the value of the in-force book increased by 31% to £34m (2005: £26m), reflecting the increase in the value of the in-force business, offset by lower discount rates. The in-force profit includes a charge for operating assumption changes of £10m (2005: £3m charge). The main item in 2006 was a change in persistency assumptions on legacy with-profits bond business resulting in a charge of £13m.

Development costs within our International businesses during 2005 and 2006 were not significant. Development expenditure is expected to be in the order of £10m per annum in 2007 and 2008 as we seek to exploit opportunities for further growth and to deliver our award winning e-commerce solutions to the wider international market.

Operating expenses have increased by 17% to £63m (2005: £54m) against an increase in PVNBP of 32%. The growth in expenses reflects the less mature nature of our International business, which is still building critical mass to support the growing portfolio of products, markets and customers. There is a firm focus on cost efficiency, with a number of initiatives underway which will contribute in 2007 and beyond. These include greater use of technology to improve service and reduce costs across the international markets in which we operate.

Asset Management

	Change	2006	2005
	%	£m	£m
Net revenues	-7	248	267
Operating expenses	+5	(159)	(151)
Other expenses (net)		-	(8)
Underlying profit before tax	-18	89	108
Operating margin	-17	36.5%	44.1%
F&C underlying earnings per share	-19	12.8p	15.9p

Net revenues amounted to £248m (2005: £267m). Revenues were impacted by net fund outflows of £32bn (2005: £6bn) including £21bn in respect of Resolution Life following their merger with Britannic. Net revenues include performance-related management fees of £10m (2005: £13m).

Operating expenses represent the ongoing costs of running the business and these have increased by 5% to £159m (2005: £151m). Expenses have increased due to inflationary pressure and increasing competition for management talent. Staff related costs amount to approximately 60% of total costs and the management of headcount is critical to effective cost control.

Other expenses included in underlying profits, but excluded from operating costs, mainly consist of net finance costs.

Operating margin represents the ratio of operating profit to net revenues and decreased from 44.1% to 36.5%. The decline in operating margin is mainly due to the lower revenue resulting from the loss of mandates. We anticipate that the margin will fall to around 30% in 2007 as although new products will have a higher margin, our accelerated investment plan will mean investing in additional products, distribution personnel and infrastructure.

Funds under management reduced from £131bn to £104bn. Whilst new business of £6bn was won during the year, the loss of the Resolution Life contract through corporate activity was a major factor impacting our net outflows of £32bn. Resolution outflows in 2005 were approximately £5bn and a further £21bn was withdrawn in the first quarter 2006. We agreed a termination payment with Resolution in respect of this business of £27m. Net fund flows are a key performance measure for us and indicative of the growth of our business.

Corporate items

	2006	2005
	£m	£m
Expected return on net pension liability	9	(2)
Expected return on corporate net assets	(10)	(7)
Corporate costs	(13)	(12)

Operating assumption changes for corporate costs	-	3
Corporate items	(14)	(18)

The expected return on the net pension liability has increased in 2006 mainly because the calculation includes the expected return on derivative assets for the first time.

Expected return on corporate net assets includes the STICS interest payable. The negative return mainly arises because the coupon payable exceeds the interest receivable on the parent's investment in preference shares of FPLP.

Other profit items

	2006 £m	2005 £m
Investment return variances	(174)	550
Effect of economic assumption changes	181	(238)
Non-recurring items	(17)	(59)
Amortisation of Asset Management acquired intangible assets	(43)	(56)
Impairment of Asset Management acquired intangible assets	(58)	(112)
Variation in value of option on convertible debt	-	(9)
Other profit items	(111)	76

The combined impact of investment return variances and economic assumption changes is £7m positive (2005: £312m positive). The main factors impacting 2006 were good equity returns which generated a positive impact, but these were offset by an increase in fixed interest yields which resulted in a negative impact. In addition, investment return variances were negatively impacted by an increase in the market value of our £290m convertible bond (reflecting the increase in Friends Provident's share price over the year) and by an increase in the investment related costs of options and guarantees. The positive variance was significantly higher in 2005 as equity returns were higher and fixed interest yields fell - both of which generated significant positive impacts. The risk free rates used for Sterling were 4.6% (2005: 4.1%) and 4.1% for the Euro (2005: 3.6%).

Non-recurring items comprise: F&C integration costs of £7m (2005: £24m), F&C Reinvestment Plan costs of £12m (2005: £22m) relating to the share schemes put in place at the time of the merger to retain and incentivise senior staff, FPI integration costs of £nil (2005: £6m), a release of mis-selling provisions of £4m (2005: charge of £7m) and costs associated with the closure of the Appointed Representative sales channel of £2m (2005: £nil).

The reduced amortisation of Asset Management intangible assets of £43m (2005: £56m) reflects a lower book value of these assets as a result of impairments partially offset by a higher amortisation rate implemented during 2006. The impairment charge of £58m (2005: £112m) arises from reviewing the fair value of the intangible assets associated with F&C investment management contracts following the loss of mandates.

IFRS BASIS

We present IFRS results in accordance with the EU regulations requiring all European listed groups to prepare IFRS accounts.

Group profitability on the IFRS basis

	Change	2006	2005
	%	£m	£m
IFRS underlying profit before tax:			
- UK Life & Pensions	+84	254	138
- International Life & Pensions		71	-
- Asset Management	-18	89	108
- Corporate items	+36	(14)	(22)
IFRS underlying profit before tax	+79	400	224
Other profit items	-36	91	143
IFRS profit before tax			
from continuing operations	+34	491	367
IFRS underlying earnings per share	+103	17.9p	8.8p
IFRS basic earnings per share	+108	13.1p	6.3p
Dividend per share	+2	7.85p	7.7p
Dividend cover on underlying basis		2.3 times	1.1 times

Group IFRS underlying profit before tax has increased by 79% to £400m (2005: £224m). The total Life & Pensions underlying profit was 136% up in 2006 to £325m (2005: £138m) with increased volumes of new business generating higher new business strain being offset by higher profits from in-force business and positive basis and regulatory changes. These include a benefit from the reserving changes for non participating business arising from implementation of PS06/14 Prudential Changes for Insurers which removed the requirement to set aside very prudent reserves for certain classes of business. This contributed £33m of profit to the underlying result. The result in 2006 also benefits from the release of morbidity reserves for income protection business amounting to some £123m following changes to our claims management processes and the resulting improvement in claims experience. The underlying profit from Asset Management fell by 18%, mainly arising from the withdrawal of funds as a result of corporate activity.

Group IFRS profit before tax from continuing operations has increased by 34% to £491m (2005: £367m). This profit measure takes into account the actual investment returns achieved during the year, offset by the impacts of non-recurring and other items. It is also shown gross of policyholder tax and minority interests. In net terms these were £91m positive in 2006 and £143m positive in 2005, as discussed below.

Underlying IFRS earnings per share have increased from 8.8p to 17.9p as a result of the increase in IFRS profits. The basic earnings per share have increased by a similar percentage from 6.3p to 13.1p.

The total dividend for 2006 of 7.85 pence per share (including the proposed final dividend of 5.2 pence per share) represents an increase over 2005 of 2%. This is covered 2.3 times (2005: 1.1 times) by IFRS underlying profit after tax and minority interests. After deducting the basis and regulatory changes discussed above, the dividend cover is approximately 1.5 times. The 2006 dividend is covered more than 5 times by available distributable reserves in the company and FPLP. The increase in dividend is in line with our policy of

providing dividend growth up to the rate of inflation.

UK Life & Pensions

UK Life & Pensions underlying profit has increased by 84% to £254m (2005: £138m). New business strain in UK Life & Pensions has increased to £96m (2005: £82m) due to increased new business volumes, offset by higher deferred acquisition costs. In 2006, £216m (2005: £190m) of acquisition expenses were deferred.

The in-force profit has increased to £298m (2005: £157m) primarily due to the basis and reserving changes described above. The PS06/14 rules are being phased in by the Group over 2 years and we anticipate a similar impact on IFRS profits in 2007.

The other underlying profit component is the expected return on shareholders' net assets. The expected return in 2006 was £52m (2005: £63m). The longer-term investment return rates assumed were: equities 7.25% (2005: 7.5%), property 6.25% (2005: 7.5%), gilts 4.25% (2005: 5.0%) and other fixed interest 4.75% (2005: 5.75%). For 2007, these rates of return will all be increased by 0.75% to reflect increases in interest rates.

International Life & Pensions

International Life & Pensions underlying profit amounts to £71m (2005: £nil) made up of FPI of £57m (2005: £11m loss), Lombard £13m (2005: £9m) and other £1m (2005: £2m).

New business strain in International Life & Pensions has fallen to £28m (2005: £33m) as a result of a change in business mix enabling more acquisition costs to be deferred. In 2006 £116m (2005: £82m) of acquisition costs were deferred.

The in-force profit has increased to £98m (2005: £31m) due to growth in the size of the in-force book and to changes in actuarial funding which contributed £26m for FPI (2005: negative valuation adjustments of £21m).

Asset Management

Asset Management underlying profit has reduced by 18% to £89m (2005: £108m). For the Asset Management business, underlying profits under IFRS are the same as under EEV and are discussed in the EEV section above.

Corporate items

Corporate items included in underlying profits total £14m negative (2005: £22m negative). These items comprise the expected return on the net pension liability of £9m positive (2005: £2m negative), expected return on corporate net assets of £10m negative (2005: £6m negative), less corporate costs of £13m (2005: £14m).

Other profit items

	2006 £m	2005 £m
Policyholder tax	124	218
Returns on Group controlled funds attributable to third parties	104	57
Short-term fluctuations in investment return	(39)	102
Interest payable on STICS	52	37
Non-recurring items	(17)	(59)
Amortisation of Asset Management acquired intangible assets	(43)	(56)
Amortisation of acquired present value of in-force business	(25)	(28)
Amortisation of Life & Pensions acquired intangible		

assets	(7)	(7)
Impairment of Asset Management acquired intangible assets	(58)	(112)
Variation in value of option on convertible debt	-	(9)
Other profit items	91	143

The other profit items excluded from underlying profit but included in profit before tax are shown above. The non-recurring items, amortisation and impairment of intangible assets are the same as under EEV and discussed in the EEV section. The other main items are set out below:

- Policyholder tax and returns on Group controlled funds attributable to third parties (the latter mainly representing the minority interest held in F&C Commercial Property Trust, which is 53% owned by the Group's long term funds) are excluded from underlying profit as neither is attributable to shareholders.
- The short-term fluctuations in investment return of £39m negative (2005: £102m positive) reflect differences between the actual and expected investment market returns.
- Within the calculation of underlying IFRS profit (as in EEV) we account for the STICS as debt to reflect the economic reality. However IFRS rules require that STICS is accounted for as equity in calculating IFRS profit before tax. STICS interest that was deducted in arriving at underlying profit is added back and treated as an appropriation of profit.

SHAREHOLDERS' NET ASSETS

The shareholders' net assets, including the asset management business at market capitalisation, have increased by 6% to £3,660m (2005: £3,464m) as set out below:

	2006 £m	2005 £m
Shareholders' invested net assets	1,164	1,064
Value of in-force Life and Pensions business	2,031	2,019
Market value of Asset Management business	534	441
Other (mainly provision for future corporate costs)	(69)	(60)
Pro forma net assets on the EEV basis	3,660	3,464

As at 31 December 2006, the Shareholders' net assets were invested broadly in a mix of 44% equities and 56% fixed interest securities and cash.

CASH GENERATION

Shareholder cash generation and financing is set out below:

	2006 £m	2005 £m
UK Life & Pensions:		
- New business strain	(295)	(261)
- In-force surplus	233	253
- Taxation	35	102
International Life & Pensions:		
- New business strain	(65)	(63)
- In-force surplus	99	71
- Taxation	(1)	(2)

Life & Pensions net cash operating surplus	6	100
Reserving changes	274	-
Other operating surplus/(deficit)	1	(8)
Investment return	31	87
F&C dividend received	28	27
Cash generated by the businesses	340	206
Dividends paid	(164)	(157)
Securitisation	(86)	(49)
Financial reinsurance (net)	(69)	23
Other finance items	(76)	(36)
Total movement	(55)	(13)

The decrease in cash resources of £55m reconciles as follows:

	2006 £m	2005 £m	Movement £m
Shareholders' invested net assets	1,164	1,064	100
Securitisation	93	179	(86)
Financial reinsurance	-	69	(69)
Shareholder net cash resources	1,257	1,312	(55)

Total cash generated before application to financing items increased to £340m up from £206m in 2005. Significant contributions to this increase are: £151m from the impact of implementing the reserving rule changes in PS06/14 for some products; and £123m from the release of excess prudence in morbidity reserves on income protection business.

When we complete the implementation of the changes in PS06/14 for the remainder of the affected products, we expect there to be a similar in-force item in 2007.

The new business strain has increased to £295m (2005: £261m) due to increased levels of new business, offset by lower new business strain due to the reserving basis changes. The ongoing in-force surplus has decreased to £233m (2005: £253m). Of this decrease £23m is as a result of the one off acceleration of surplus caused by reserving changes. The underlying trend is for the ongoing in-force surplus to increase at a rate consistent with the growth in our business.

Investment return has decreased to £31m (2005: £87m) reflecting lower returns on both equity and fixed interest securities.

The total tax credit of £34m (2005: £100m) arises from the offset of taxable profits against increased expenses following losses on the fixed interest investment portfolio. The 2005 figure benefited from relief for brought forward tax losses. We expect tax credits to arise in future periods, albeit at a lower level than in 2006.

After application of this surplus to repaying financial engineering, capital payments including the Lombard earn-out and payment of the 2006 dividend, there was a modest cash outflow of £55m (2005: £13m outflow).

GROUP BORROWINGS

Long-term borrowings	Coupon	2006	2005
	%	£m	£m

Subordinated liabilities:			
£215m FP Finance Plc undated subordinated			
guaranteed bond (repaid 2006)	9.125	-	215
£260m F&C subordinated debt	Various	258	-
£10m Lombard undated subordinated loans	Various	10	10
£10m F&C subordinated loan	6m LIBOR + 1.05	-	10
Debenture loans:			
£280m Box Hill Life Finance plc securitisation			
notes - class A-1 due 2016	3m LIBOR + 0.20	198	280
£100m Box Hill Life Finance plc securitisation			
notes - class A-2 due 2019	3m LIBOR + 0.23	100	100
£6m Friends Provident Investment Holdings plc loan			
notes due 2006	LIBOR - 0.5	-	6
£230m F&C Commercial Property Trust (a policyholder			
investment) secured bonds due 2017	5.23	229	229
€35m Lombard financial reinsurance treaty	LIBOR + 2.0	24	22
£18m Friends Provident plc loan notes due 2011	LIBOR - 0.75	18	-
Convertible bonds:			
£290m Friends Provident plc convertible bonds due 2007	5.25	283	276
Total long-term borrowings		1,120	1,148
Subordinated borrowings			
(designated as equity under IFRS):			
£300m Friends Provident plc STICS callable 2019	6.875	297	297
£500m Friends Provident plc STICS callable 2015	6.292	495	495
Total long-term borrowings including STICS		1,912	1,940

Borrowings are net of capitalised issue costs.

F&C raised £260m fixed/floating rate subordinated notes in December 2006 using the proceeds of the issue to repay an existing £180m loan from FPLP and other smaller loan facilities with the balance retained for general corporate purposes. In addition some £82m of the Box Hill Life Finance plc A-1 securitisation notes were repaid as a result of surplus emerging. Of the

remaining £198m of class A-1 notes outstanding, £144m is expected to be repaid in April 2007. In 2007, the £290m convertible bonds are expected to be converted into ordinary shares.

FINANCIAL STRENGTH

The Group remains financially strong and our financial standing has been further improved during 2006. We continue to manage our business financially on the basis of our economic capital. We have developed a sophisticated economic capital model, which has helped with setting our financial risk appetite and our continued drive for capital efficiency.

In arriving at the EEV result, the allowance for required capital is set at the higher of regulatory and economic capital. In aggregate, the economic capital requirements are higher than regulatory requirements by approximately £200m (2005: £100m).

In addition to maintaining our economic capital, we also ensure that we comply comfortably with all other regulatory capital requirements. These include the realistic solvency requirement for our FPLP with-profits business, our regulatory solvency in accordance with FSA regulations for the remainder of our UK Life & Pensions business and Asset Management business, local regulatory requirements for overseas businesses and our Group solvency requirements.

We have continued to make good progress in reducing financial risk in the business and these actions are reaping tangible benefits, for example with our management of the FPLP With-Profits Fund and the staff pension scheme as discussed below.

Life & Pensions capital position

The total available capital resources, calculated in accordance with FRS 27 on a realistic basis for the FPLP With-Profits Fund and on a regulatory basis for all other funds, amounts to £2.5bn (2005: £2.5bn). The regulatory capital requirement is £0.7bn (2005: £0.7bn). Therefore the excess capital resources over the capital requirement amounts to £1.8bn (2005: £1.8bn). The bulk of the Group's capital is held outside the with-profits funds and, consequently, can be deployed around the Group with a relatively high degree of flexibility.

Group solvency

The Group is required to comply with the Insurance Groups Directive, which requires a very prudent measure of excess capital resources as it excludes any surplus capital within the long-term fund. On this measure the provisional Group Capital resources exceeded Group Capital requirements by approximately £1bn (2005: £0.8bn).

Credit ratings

External agencies such as Standard & Poor's, Fitch and Moody's regularly perform independent assessments of the financial strength of life companies and publish their ratings. In July 2006, Moody's upgraded FPLP's rating from A2 to A1 (strong) with a stable outlook. Standard & Poor's credit rating for FP plc remained at A- stable.

FPLP realistic solvency

The assets and liabilities of the FPLP With-Profits Fund are calculated on a realistic basis. Policyholder liabilities (including options and guarantees) are valued using a market consistent stochastic model.

At 31 December 2006, surplus assets amounted to £254m and the Risk Capital Margin (RCM) was £220m. Our objective is to manage the Fund so that, over time, the RCM should be covered from assets within the Fund. Accordingly the excess

assets have been reserved for policyholders via a reduction in future guarantee charges leaving residual surplus assets of £220m. At 31 December 2005, surplus assets amounted to £236m and the RCM amounted to £276m leaving £40m to be met by surplus assets outside the Fund.

The FPLP With-Profits Fund Realistic Balance Sheet is resilient in the event of falls or rises in investment markets. This is due in large measure to the actions we have taken to hedge the provisions made to cover the cost of guarantees and options.

FPLP regulatory solvency

In addition to a realistic basis, the solvency for FPLP's With-Profits Fund is assessed on a regulatory basis. The two calculations are then compared and the more onerous requirement is applied. For 2006 and 2005 the more onerous requirement for FPLP has been the realistic basis.

The Free Asset Ratio (FAR) is a common measure of financial strength. It is the ratio of assets less liabilities (including actuarial reserves but before the capital requirements) expressed as a percentage of actuarial reserves. For FPLP it has increased to an estimated 22.2% at the end of 2006 (2005: 18.3%) and available assets to meet capital requirements have increased from £3.5bn to £3.9bn. The main reasons for the increase are the investment return achieved during the year and changes to the regulatory requirements.

The quality of our regulatory capital is very high and does not include any implicit items.

Financial risk reduction

We actively manage financial risk and have taken a number of initiatives to reduce our exposures.

FPLP's With-Profits Fund:

Our overall aim remains to balance risk to shareholders with maximising returns to policyholders whilst ensuring guarantees are met as they fall due. Particular activities include:

- Managing the proportion of equities and property backing the asset shares. At 2006 year-end this proportion was 54% (2005: 52%)
- Active management of bonuses and any market value reduction factors
- Hedging strategies to mitigate market and interest rate risks

The gross investment return achieved by the FPLP With-Profits Fund in 2006 was 8.1% (2005: 16.5%).

Other Life & Pensions Funds:

We carry out other risk mitigation activities outside the FPLP With-Profits Fund, including cash flow matching and other inflation and interest rate hedging.

Pension schemes:

The principal defined benefit scheme, Friends Provident Pension Scheme, is in a healthy position. At 2006 year-end there was a small deficit of £31m, equivalent to 3.4% of assets (2005: deficit £59m).

The near fully funded position is partly due to the success of ongoing risk management activities including:

- The individual derivative hedges against the risk of inflation have been exchanged for positions in ten liability driven investment pools which

better match the liabilities of the scheme

- Employer and employee contributions were increased in 2006
- From July 2007, the scheme will be closed to new entrants with a defined contribution plan for new employees to be introduced
- Employees will choose in 2007 whether they wish to increase their contributions and maintain a retirement age of 60, or maintain their contributions and increase their retirement age to 65

Future consideration for Lombard

The acquisition of Lombard in January 2005 allowed for future consideration (earn out) based on Lombard achieving certain performance thresholds for both new business profits and underlying embedded value. The total earn out has been estimated at €551m with €440m having been settled by 31 December 2006. The estimated final amount of €111m (£75m) has been provided for at 31 December 2006 and will be settled in April 2007. The provision established at 31 December 2005 for future earn out amounted to €213m (£146m) and included an estimated final amount of €128m (£87m).

END

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RECEIVED
2007 MAY 10 A 6:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Friends Provident PLC
TIDM	FP.
Headline	Final Results-Part 2
Released	07:01 20-Mar-07
Number	2652T

RNS Number:2652T
Friends Provident PLC
20 March 2007

PART 2

Contents

Summary consolidated income statement on an EEV basis
For the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Life & Pensions			
Contribution from new business	2(b), 3(a)	204	144
Profit from existing business:			
Expected return		207	196
Experience variances		7	22
Operating assumption changes		(9)	16
Development costs		(26)	(25)
Expected return on shareholders' net assets within the Life & Pensions business		51	81
Life & Pensions underlying profit	2(a)	434	434
Asset Management underlying profit		89	108
Expected return on net pension liability		9	(2)
Expected return on corporate net assets		(10)	(7)
Corporate costs		(13)	(12)
Operating assumption changes for corporate costs		-	3
Underlying profit before tax		509	524
Investment return variances		(174)	550

		2006	2005
Effect of economic assumption changes		181	(238)
Non-recurring items	4	(17)	(59)
Amortisation of Asset Management acquired intangible assets		(43)	(56)
Impairment of Asset Management acquired intangible assets		(58)	(112)
Variation in value of option on convertible debt		-	(9)
Profit before tax		398	600
Tax		(101)	(196)
Profit after tax		297	404
Attributable to:			
Ordinary shareholders of the parent		308	441
Minority interest		(11)	(37)
Profit after tax		297	404

Earnings per share		2006 pence	2005 pence
Basic earnings per share	5	14.6	21.2
Diluted basic earnings per share	5	14.2	21.0
Underlying earnings per share	5	16.4	16.3

EEV underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the performance of the Group and focus on this measure of profit in its internal monitoring of the Group's EEV results.

EEV underlying profit is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on STICS.

Consolidated statement of recognised income and expense on an EEV basis
For the year ended 31 December 2006

	2006 £m	2005 £m
Actuarial losses on defined benefit plans net of tax	(8)	(28)
Foreign exchange adjustments	(2)	(9)
Net loss recognised directly in equity	(10)	(37)
Profit after tax	297	404
Total recognised income and expense for the year	287	367
Attributable to:		
Ordinary shareholders of the parent	300	417
Minority interest	(13)	(50)

Total recognised income and expense for the year	287	367

Consolidated movement in ordinary shareholders' equity on an EEV basis
For the year ended 31 December 2006

	2006 £m	2005 £m
Total recognised income and expense for the year attributable to ordinary shareholders of the parent	300	417
Dividends on equity shares	(164)	(157)
Share based payments (impact on EEV reserves)	12	14
Earn-out payments	(87)	-
Conversion option on convertible bond	-	51
Increase in EEV reserves for the year	61	325
Increase as a result of business combinations	-	148
Share based payments (impact on share capital and share premium)	13	5
Net addition to ordinary shareholders' equity	74	478
At 1 January	3,446	2,968
At 31 December	3,520	3,446

Consolidated balance sheet on an EEV basis
At 31 December 2006

	2006 £m	2005 £m
Assets		
Value of in-force Life & Pensions business	2,031	2,019
Intangible assets	676	807
Property and equipment	80	73
Investment properties	2,426	1,912
Investment in associates and joint venture	15	14
Financial assets	45,150	42,091
Reinsurance assets	98	128
Current tax assets	30	25
Insurance and other receivables	647	640
Cash and cash equivalents	3,581	2,614
Total assets	54,734	50,323
Liabilities		
Insurance contracts	13,762	14,637
Fund for future appropriations	439	420
Financial liabilities		
- Investment contracts	32,451	27,539
- Interest bearing loans and borrowings	2,045	2,099
Net asset value attributable to unit holders	941	751
Provisions	187	265
Deferred tax liabilities	166	125
Current tax liabilities	116	177
Insurance payables, other payables and deferred		

income	559	422
Total liabilities	50,666	46,435
Equity attributable to:		
Ordinary shareholders of the parent	3,520	3,446
Minority interest	548	442
Total equity	4,068	3,888
Total equity and liabilities	54,734	50,323

Notes to the EEV results

1. Methodology

1.1 Basis of preparation

The EEV results presented in this document have been prepared in accordance with the European Insurers' Chief Financial Officers Forum's EEV Principles issued in May 2004 and the Additional Guidance issued in 2005. They provide supplementary information for the year ended 31 December 2006.

The EEV basis of reporting is designed to recognise profit as it is earned over the term of the policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the IFRS basis of reporting, but the timing of recognition is different.

The reported embedded value provides an estimate of the value of shareholders' interest in the covered business, excluding any value that may be generated from future new business. This value comprises the sum of the shareholders' net worth, the provision for future corporate costs and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of existing business is the present value of the projected stream of future distributable profits available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

The supplementary information should be read in conjunction with the Group's IFRS results. These contain information regarding the Group's financial statements prepared in accordance with IFRS issued by the International Accounting Standards Board and adopted for use in the EU.

The results for covered business as reported under EEV principles are combined with the results for the remainder of the business reported in accordance with IFRS, except where EEV principles dictate otherwise. In particular the EEV principles have been applied to reflect Step-up Tier one Insurance Capital Securities (STICS) as debt rather than equity.

In addition, a pro forma embedded value is reported showing ordinary shareholders' funds on an EEV basis adjusted to include the F&C listed subsidiary at market value.

Shareholders' net assets on an EEV basis for the Group consist of the following:

- Life & Pensions net assets;
- the Group's share of its investment in the Asset Management business (including the net pension liability) on an IFRS basis;

- corporate net assets;
- the net pension liability of FPPS on an IAS 19 basis but, in 2005, including holdings in non-transferable securities issued by the Group (both net of deferred tax);
- the provision for future corporate costs;
- the present value of future profits attributable to shareholders from existing policies of the Life & Pensions business.

It is currently expected that the final consideration in respect of the Lombard acquisition will be settled by way of shares and cash. Provision has been made in 2006 for the estimated cash element of the final earn-out payment.

The shareholders' net worth includes the corporate debt of the Group. This debt is valued at market value, consistent with the EEV guidance.

EEV and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rate. The new business contribution and other income statement items have been translated using an average exchange rate for the relevant period.

1.2 Covered business

The covered business incorporates the Life & Pensions business defined as long-term business by UK and overseas regulators.

The asset management business is not included in the definition of covered business.

1.3 Allowance for risk

The allowance for risk in the shareholder cash flows is a key feature of the EEV Principles. The EEV guidance sets out three main areas available to allow for risk in an embedded value:

- the risk discount rate;
- the allowance for the cost of financial options and guarantees;
- the cost of holding both prudential reserves and any additional required capital.

The market-consistent approach has been used to allow for risk in all three areas.

1.4 Deriving risk discount rates

A market-consistent embedded value has been calculated for each product line by valuing the cash flows in line with the prices of similar cash flows traded on the open market.

In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond risk discount rate. If a higher return is assumed for equities, the equity cash flow is discounted at this higher rate.

In practice, for liabilities where the payouts are either independent or move linearly with market movements, a method known as the 'certainty equivalent approach' has been applied whereby all assumed assets earn the risk-free rate and all cash flows are discounted using the risk-free rate. This gives the same result as applying the method in the previous paragraph.

A market-consistent cost of financial options and guarantees and a market-consistent cost of holding required capital have also been calculated. The cost of financial options and guarantees includes additional allowance for non-market risk within the With Profits Fund. An additional provision has been

made for operational risks. These are described in more detail below.

For presentational purposes, a set of risk discount rates has been derived for each product line, and for in-force and new business, by calculating the risk discount rate under a traditional embedded value approach that gives the same value as that from the market-consistent embedded value determined above. These derived risk discount rates are a function of the assumptions used (eg equity risk premium, corporate bond spreads). However, as the market-consistent approach is used, these assumptions do not impact the level of embedded value: a higher equity risk premium results in an exactly compensating higher risk discount rate.

1.5 Financial options and guarantees

The material financial options and guarantees are those in the Friends Provident Life and Pensions Limited (FPLP) With-Profits Fund, in the form of the benefits guaranteed to policyholders and the guaranteed annuity rates associated with certain policies.

The risk to shareholders is that the assets of the With-Profits Fund are insufficient to meet these guarantees. While shareholders are entitled to only a small share of profits in the With-Profits Fund (via one ninth of the cost of bonus), they can potentially be exposed to the full cost if fund assets are insufficient to meet policyholder guarantees. The time value cost of this asymmetry, known as the burnthrough cost, is modelled stochastically, as it will only occur in some adverse scenarios. The burnthrough time value cost is calculated as the difference between the average value of shareholder cash flows under a number of market-consistent scenarios, and the intrinsic shareholder value using risk-free assumptions included within the deterministic model.

The burnthrough cost has been assessed using a stochastic model derived from the current Realistic Balance Sheet (RBS) model. This model has been calibrated to market conditions at the valuation date. Allowance has been made under the different scenarios for management actions, such as altered investment strategy, consistent with the RBS model. The burnthrough cost would be markedly higher without the hedging activities undertaken.

The burnthrough cost at 31 December 2006 of £50m (2005: £75m), is split between £30m (2005: £40m) market risk and £20m (2005: £35m) non-market risk. The non-market risks include lapses, annuitant longevity, and operational risk within the With-Profits Fund. The allowance for non-market risks is made by consideration of the impact of extreme scenarios from our economic capital model.

Significant amounts of new with-profits business are no longer written and the guarantee levels offered are lower, hence there is no material impact of the burn through cost in the contribution to profits of new business.

1.6 Required capital and the cost of capital

Required capital is set at the greater of regulatory capital and economic capital. Regulatory minimum capital includes prudent reserves as well as solvency margin. Economic capital is determined from internal models, based on the company's risk appetite.

At a product level economic capital requirements are higher than regulatory capital requirements for with-profits and annuity business, and lower than regulatory capital requirements on unit-linked and protection business. In aggregate, the economic capital requirements are higher than regulatory requirements by approximately £200m (2005: £100m).

Capital requirements under EEV amounted to £652m (2005: £551m).

For new business, regulatory capital requirements are higher than economic

capital requirements, given the high proportion of unit-linked and protection new business, and the contribution to profits from new business is therefore based on regulatory capital requirements.

The EEV includes a deduction for the cost of holding the required capital. Frictional costs, being the tangible costs of holding capital, have been allowed for on a market-consistent basis. These consist of the total taxation and investment expenses incurred on locked-in shareholder capital and reflect the cost to an investor of holding an asset through investment in a life company, rather than investing in the asset directly.

No adjustment has been made for any agency cost, this representing the potential markdown to value that investors will apply because they do not have direct control over their capital. Any adjustment would be subjective and different investors will have their own views of what adjustment, if any, should be made.

1.7 Non-market risk

An investor can diversify away the uncertainty around the return on non-market risks, such as mortality and expenses. Hence in a shareholder valuation the allowance for non-market risk is made through the appropriate choice of best estimate experience assumptions and the impact of non-market risks on the level, and hence the cost, of capital.

In choosing best estimate assumptions the allowance for non-market risk has been reviewed. However, best estimate assumptions may fail to represent the full impact on shareholder value where the impact of fluctuations in experience is asymmetric; that is where adverse experience has a higher impact on shareholder value than favourable experience. The areas identified as having such asymmetries are the burnthrough cost and operational risk.

The impact of variations in non-market risks have been taken into account in the burnthrough cost calculation. This allows for asymmetries arising from the profit sharing mechanism.

In addition, a provision of £85m (2005: £87m) has been set up for operational risks in the shareholders' funds. This provision has been calculated by comparing the mean impact of variations in operational risk, as modelled in the economic capital calculations, with the existing allowance for operational risk in specific accounting provisions and embedded value projection assumptions.

This provision of £85m is equivalent to a 0.4% (2005: 0.4%) increase in the risk discount rate for UK Life & Pensions business and 0.8% (2005: 0.8%) for International Life & Pensions business, recognising the higher operational risks in international business. This impacts both embedded value and the contribution from new business.

1.8 Expenses

The EEV guidance requires companies to actively review expense assumptions, and include an allowance for holding company (corporate) costs and service company costs.

(a) Corporate costs

Corporate costs relate to those costs incurred at the corporate level that are not directly attributable to the Life & Pensions or the Asset Management businesses.

Under EEV methodology, corporate costs are classified as either ongoing costs or development and one-off costs. For 2006, £6m (2005: £6m) of corporate costs were regular ongoing corporate costs and £7m (2005: £6m) were development or one-off costs. The ongoing costs have been capitalised under EEV. The impact is a provision of £47m (2005: £47m).

(b) Service costs

Service company costs are included in the EEV expense assumption calculations. Included within these are the fees charged by F&C for investment management services to the covered Life & Pensions business.

F&C service fee profits in respect of covered Life & Pensions business are not capitalised under the EEV methodology, as F&C is a separate business segment within the Group and the arrangement between F&C and the Life & Pensions business is on an arm's length basis. Instead, these profits, approximately £11m (2005: £15m) are brought into the consolidated income statement on an IFRS basis, and F&C is brought into the pro forma embedded value at market value.

Productivity gains have been assumed within the EEV in respect of International business in anticipation of future business growth. The Lombard EEV has been reduced by £13m (2005: £8m) for a projected expense overrun for the period 2007 - 2012.

1.9 New business

New business within the covered business includes:

- premiums from the sale of new contracts;
- payments on recurring single premium contracts, including Department for Work and Pensions rebate premiums, except existing stakeholder-style pensions business where, if a regular pattern in the receipt of premiums for individuals has been established, the regular payment is treated as a renewal of an existing contract and not new business;
- non-contractual increments on existing policies; and
- new entrants in the group pensions business.

2. Segmental analysis

(a) Life & Pensions EEV Profit

Year ended 31 December 2006

	Notes	2006 UK £m	2006 Inter'l £m	2006 Total £m	2005 UK £m	2005 Inter'l £m	2005 Total £m
Contribution from new business	2(b),3(a)	108	96	204	64	80	144
Profit from existing business:							
expected return		173	34	207	170	26	196
experience variances (i)		9	(2)	7	20	2	22
operating assumption changes (ii)		1	(10)	(9)	19	(3)	16
Development costs		(26)	-	(26)	(25)	-	(25)
Expected return on shareholders' net assets within the Life & Pensions business		50	1	51	80	1	81
Life & Pensions EEV underlying profit before tax		315	119	434	328	106	434
Non-recurring items	4	2	-	2	(10)	(3)	(13)
Investment return variances	3(e)	(179)	(7)	(186)	584	57	641
Effect of economic assumption changes		187	(7)	180	(223)	(13)	(236)

	Note	2006 UK	2006 Inter'l	2006 Total	2005 UK	2005 Inter'l	2005 Total
Life & Pensions EEV profit before tax		325	105	430	679	147	826
Attributed tax charge	3(f)	(103)	(18)	(121)	(204)	(28)	(232)
Life & Pensions EEV profit after tax		222	87	309	475	119	594

(i) UK experience variances include the positive variance arising from lower burnthrough cost of £36m. Against this there have been adverse experience variances on persistency of £12m and other adverse variances amounting to a net £15m. This includes adverse variances on non recurring expenses and model changes, with positive variances arising from operational risk and taxation.

(ii) The UK operating assumption change includes the adverse impact of persistency assumption changes of £41m offset by mortality and morbidity favourable variances of £27m and £15m from other changes including PS06/14.

(b) New business margin

Year ended 31 December 2006

	2006 UK	2006 Inter'l	2006 Total	2005 UK	2005 Inter'l	2005 Total
Contribution from new business	£108m	£96m	£204m	£64m	£80m	£144m
Present Value of new Business Premiums (PVNBP)	£4,162m	£2,912m	£7,074m	£3,192m	£2,205m	£5,397m
Margin - PVNBP	2.6%	3.3%	2.9%	2.0%	3.6%	2.7%

PVNBP equals new single premiums plus the expected present value of new regular premium business.

(c) Pro forma embedded value

At 31 December 2006

	2006 £m	2005 £m
Ordinary shareholders' equity on an EEV basis	3,520	3,446
Adjustment to the value of the listed Asset Management business to market value	140	18
Pro forma embedded value	3,660	3,464
Pro forma embedded value per share	£1.73	£1.65

(d) Summary consolidated balance sheet on an EEV basis

	2006 Segmental analysis £m	2006 Intra -Group debt(iii) £m	2006 Total £m	2005 Segmental analysis £m	2005 Intra -Group debt(iii) £m	2005 Total £m
Life & Pensions - long-term funds	778	-	778	621	(180)	441
Life & Pensions - shareholders'						

funds	419	795	1,214	429	770	1,199
Life & Pensions net assets	1,197	795	1,992	1,050	590	1,640
Corporate net assets	(33)	(795)	(828)	14	(795)	(781)
Shareholders' invested net assets	1,164	-	1,164	1,064	(205)	859
Attributable net asset value of the Asset Management business net of minority interest (i), (ii)	394	-	394	423	205	628
Net pension liability of Friends Provident Pension Scheme	(22)		(22)	(13)	-	(13)
Shareholders' net worth	1,536	-	1,536	1,474	-	1,474
Provision for future corporate costs			(47)			(47)
Value of in-force Life & Pensions business			2,031			2,019
Ordinary shareholders' net assets on an EEV basis			3,520			3,446
Called-up share capital			214			214
Share premium account			2,051			2,038
EEV reserves			1,255			1,194
Ordinary shareholders' equity on an EEV basis			3,520			3,446

At 31 December 2006

(i) The attributable net asset value of the Asset Management business includes goodwill of £333m at 31 December 2006 (2005: £333m) and other intangible assets, net of related tax, of £105m (2005: £154m). Other intangible assets comprise investment management contracts £104m (2005: £153m) and software £1m (2005:£1m).

(ii) The attributable net asset value of the Asset Management business includes the value of the net pension liability of that business on an IAS 19 Employee benefits basis, and is net of related tax. The net pension liability of Friends Provident Pension Scheme (FPPS) is stated on an IAS 19 basis, but, in 2005, including holdings in non-transferable securities issued by the Group, and is net of related deferred taxation.

(iii) Intra-group long-term debt is analysed as follows:

	Debt		Interest payable	
	2006	2005	2006	2005
	£m	£m	£m	£m
Due from F&C to FPLP	-	205	12	12
Due from FPLP to Friends Provident Plc	795	795	46	30

(e) Life & Pensions net assets segmental information by business segment

	2006			2005		
	UK	Inter'l	Total	UK	Inter'l	Total

	£m	£m	£m	£m	£m	£m
Life & Pensions net assets	1,147	50	1,197	1,028	22	1,050
Value of in-force Life & Pensions business	1,491	540	2,031	1,538	481	2,019
	2,638	590	3,228	2,566	503	3,069

3. Life & Pensions EEV profit

(a) Contribution from new business

The contribution from new business is calculated using economic assumptions at the beginning of the period. The contribution from new business using end-of-period economic assumptions was £196m (2005: £143m). Derived risk discount rates for new business have been based on end-of-period economic assumptions.

The contribution from new business is quoted after cost of required capital and share incentives. The table below gives the contribution before cost of capital and share based payments.

	2006 £m	2005 £m
Contribution from new business before cost of capital and share based payments	212	152
Cost of share based payments	(2)	(2)
Cost of capital	(6)	(6)
Contribution from new business	204	144

(b) Profit from existing business - Life & Pensions

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

The expected return on the value of in-force business is the difference between the expected return on the assets backing the liabilities and the expected change in the market-consistent value of the liabilities. Effectively, this approach is similar to applying an unwind in the risk discount rate to the value of the in-force business at the beginning of the year. However, the risk discount rate to be used is a rate appropriate over the period of return only, which is not necessarily equal to the overall in-force risk discount rate averaged across all future durations above.

(c) Development costs - Life & Pensions

Development costs represent investments made to improve future EEV profits, for example by reducing expenses or increasing future new business volumes. In particular, the Life & Pensions costs represent investment in developing advanced electronic trading systems, e-commerce related activities, and new business service automation and improvement.

(d) Expected return on shareholders' net assets

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

The expected return on corporate net assets is the expected investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the F&C business, which are shown separately in the summary consolidated income statement.

(e) Investment return variance

The split of the investment return variance in the Life & Pensions EEV profit is shown in the table below:

	2006 £m	2005 £m
In respect of net assets at the start of year	(16)	84
In respect of covered business	(122)	373
Investment return variances after tax	(138)	457
Investment return variances before tax	(186)	641

The investment return variance of £(16)m after tax relates to shareholder net assets. The investment return variance in respect of covered business comprises £(110)m after tax, relating to assets backing actuarial liabilities, and £(12)m after tax, relating to the value of the in-force business. Together these variances amount to £(138)m after tax and £(186)m before tax.

(f) Attributed tax charge

EEV profits are calculated net of tax and then grossed up at the effective rate of shareholder tax. Except for the expected return on shareholders' net assets the full standard rate of UK corporation tax has been used to gross up after tax profits on UK business and appropriate tax rates have been used for the International business.

	2006 £m	2005 £m
Contribution from new business	51	35
Profit from existing business	55	69
Development costs	(8)	(8)
Expected return on shareholders' net assets within the Life & Pensions business	16	24
Non-recurring items	1	(3)
Investment return variances	(48)	184
Effect of economic assumption changes	54	(69)
Attributed tax charge	121	232

4. Non-recurring items

	2006 £m	2005 £m
Life & Pensions integration costs	-	6
Closure of Appointed Representatives Sales Channel	2	-
Provision for past sales	(4)	7

Life & Pensions non-recurring items	(2)	13
Asset Management integration costs	7	24
Asset Management Reinvestment Plan cost	12	22
Asset Management non-recurring items	19	46
Total non-recurring items	17	59

Explanations of the non-recurring items are set out in note 2 to the IFRS section.

5. Earnings per share

Basic and underlying earnings per share

	2006 Earnings £m	2006 Per share pence	2005 Earnings £m	2005 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	308	14.6	441	21.2
Investment return variances	174	8.2	(550)	(26.4)
Variation in value of option on convertible debt	-	-	9	0.4
Effect of economic assumption changes	(181)	(8.5)	238	11.4
Amortisation and impairment of Asset Management acquired intangible assets	101	4.7	168	8.1
Non-recurring items	17	0.8	59	2.8
Tax charge on items excluded from underlying profit	(32)	(1.5)	46	2.2
Minority interest on items excluded from underlying profit	(40)	(1.9)	(72)	(3.4)
Underlying profit after tax attributable to ordinary shareholders of the parent	347	16.4	339	16.3

	2006 millions	2005 millions
Weighted average number of ordinary shares	2,111	2,082

Diluted basic earnings per share

2006 earnings £m	2006 Weighted average number of ordinary shares millions	2006 Per share pence	2005 earnings £m	2005 Weighted average number of ordinary shares millions	2005 Per share pence

Profit after tax attributable to ordinary shareholders of the parent	308	2,111	14.6	441	2,082	21.2
Dilution (i)	16	164	(0.4)	-	15	(0.2)
Diluted profit after tax attributable to ordinary shareholders of the parent	324	2,275	14.2	441	2,097	21.0

(i) Details of dilution are set out in note 5 to the IFRS section.

6. Reconciliation of movement in pro forma embedded value

	UK Life & Pensions £m	Inter'l Life & Pensions £m	Total Life & Pensions EEV £m	Other £m	Total EEV £m
Pro forma embedded value at 31 December 2005	2,566	503	3,069	395	3,464
Contribution from new business	108	96	204	-	204
Profit from existing business					
- Expected return	173	34	207	-	207
- Experience variances	9	(2)	7	-	7
- Operating assumption changes	1	(10)	(9)	-	(9)
- Expected transfer to net assets	-	-	-	-	-
Development costs	(26)	-	(26)	-	(26)
Expected return on shareholders' net assets	50	1	51	-	51
Other underlying items	-	-	-	75	75
Underlying EEV profit before tax	315	119	434	75	509
Non-recurring items	2	-	2	(19)	(17)
Investment return variances	(179)	(7)	(186)	12	(174)
Effect of economic assumption changes	187	(7)	180	1	181
Other non-underlying items	-	-	-	(101)	(101)
EEV profit before tax	325	105	430	(32)	398
Tax	(103)	(18)	(121)	20	(101)
EEV profit after tax	222	87	309	(12)	297
Net movement recognised directly in the statement of recognised income and expense	-	-	-	(10)	(10)
Minority interest	-	-	-	13	13
Dividends on ordinary shares	(150)	-	(150)	(14)	(164)
Share based payments	-	-	-	25	25
Earn-out payments	-	-	-	(87)	(87)
Adjustment to the value of the listed Asset Management business to market value	-	-	-	122	122
Total movement in EEV	72	87	159	37	196
Pro forma embedded value at 31 December 2006	2,638	590	3,228	432	3,660

Pro forma EEV comprises the EEV of the entire Group, incorporating the Group's share of F&C at market value of £531m (2005: £441m).

"Other" consists predominantly of Asset Management business and corporate items.

7. Reconciliation of net worth and value of in force business for Life & Pensions

	Free surplus £m	Required capital £m	Total net worth £m	Value of in force business £m	Total Life & Pensions EEV £m
Shareholders' capital and reserves					
At 1 January 2006	499	551	1,050	2,019	3,069
Contribution from new business	(299)	65	(234)	388	154
Profit from existing business					
Expected return	37	(34)	3	145	148
Experience variances, operating assumption changes and development costs	138	69	207	(223)	(16)
Expected profit - transfer to net worth	240	-	240	(240)	-
Expected return on shareholders' net assets	33	-	33	-	33
Investment return variances and economic assumption changes	47	1	48	(58)	(10)
Life and Pensions EEV profit after tax	196	101	297	12	309
Dividend	(150)	-	(150)	-	(150)
Shareholders' capital and reserves					
At 31 December 2006	545	652	1,197	2,031	3,228

All items are shown net of tax.

8. Value of in-force Life & Pensions business on an EEV basis
At 31 December 2006

	2006 £m	2005 £m
Value of in-force allowing for market risk (excluding time value of options and guarantees)	2,215	2,215
Time value cost of options and guarantees (including the impact of non-market risks)	(50)	(75)
Cost of regulatory solvency capital, plus excess economic capital requirements	(49)	(34)
Provision for operational risks	(85)	(87)
Value of in-force Life & Pensions business	2,031	2,019

9. Equity attributable to equity holders of the parent

Ordinary shareholders' equity on an EEV basis reconciles to equity attributable to equity holders of the parent on an IFRS basis as follows:

	2006 £m	2005 £m
Ordinary shareholders' equity on an EEV basis	3,520	3,446
Less items only included on an EEV basis:		
Value of in-force Life & Pensions business	(2,031)	(2,019)
Provision for future corporate costs	47	47
Adjustment of long term debt to market value	105	134
Add items only included on an IFRS basis:		
Goodwill (net of provision for future consideration)	283	198
Other intangible assets	68	76
Acquired PVIF	257	282
STICS treated as equity	810	810
Deferred acquisition costs	1,100	994
Deferred front end fees	(45)	(85)
IFRS reserving and other IFRS adjustments	(497)	(385)
Equity attributable to equity holders of the parent on an IFRS basis	3,617	3,498

10. EEV assumptions

10.1 Principal economic assumptions - deterministic

Economic assumptions are actively reviewed and are based on the market yields on risk-free assets at the valuation date.

UK and International (excluding Lombard):	2006 %	2005 %
Risk-free rate (i)	4.6	4.1
Investment return before tax:		
Fixed interest	3.9-5.9	3.8-4.7
Equities	7.6	7.1
Properties	6.6	6.1
Future expense inflation:		
UK business	4.3	3.9
International business	4.3	3.15
UK corporation tax rate	30	30
Risk discount rate (average):		
In-force (UK business)	7.7	7.4
In-force (International business)	6.8	6.3
Risk discount rate:		
New business (UK business)	7.2	6.5
New business (International business)	6.5	6.0

(i) For UK and FPI business the risk-free rate is set with reference to the gilt yield curve at the valuation date. For annuity and with-profits business, a term-dependent rate allowing for the shape of the yield curve is used as this can significantly impact value. For other business, a rate based on the annualised 15-year gilt yield is used.

Lombard:	2006 %	2005 %
Risk-free rate	4.1	3.6
Investment returns before tax	5.5	4.9

Future expense inflation	4.0	3.5
Tax rate	25.2	25.8
Risk discount rate (average) - in-force	7.0	6.3
Risk discount rate (average) - new business	7.0	6.3

The key exchange rates used in respect of Lombard business were a closing exchange rate of 1 Euro = £0.674 (2005: 1 Euro = £0.687) and an average exchange rate over the year of 1 Euro = £0.678.

Margins are added to the risk-free rates to obtain investment return assumptions for equity and property. For corporate fixed interest securities the investment return assumptions are derived from an AA-bond yield spread, limited to the actual return on the underlying assets. As we have followed a market-consistent approach, these investment return assumptions affect only the derived risk discount rates and not the embedded value result.

Maintenance expenses for UK and International business (excluding Lombard) are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. This is derived from the difference between the risk-free rate of return and the average of the FTSE Actuaries over five-year index-linked gilt yield at 5% and 0% inflation.

For Lombard the risk-free rate is the average of the 10-15 year and the over 15 year yields using the EuroMTS indices. The investment return assumption is the weighted average (based on an assumed asset mix) of returns on fixed interest securities, equities and cash. The Lombard investment return assumption is shown gross of tax, but net of fund management charges.

Average derived risk discount rates are shown below for the embedded value and the contribution from new business. The average derived risk discount rate for in-force has increased over 2006 due mainly to a higher risk-free rate and a higher risk margin on annuities. There is a reduction in the element of the risk discount rate relating to options on with-profits business which reflects the reduction in burnthrough cost. A more detailed split of the derived risk discount rates is given in the following table.

Derived risk discount rates by product type
31 December 2006

Embedded value	UK with-profits %	UK annuity %	Other UK %	Average UK %	International Sterling %	International Euro %
Risk-free rate	4.6	4.6	4.6	4.6	4.6	4.1
Market risks (non-options)	2.7	7.6	1.6	2.2	1.4	2.1
Options - market risks	2.6	-	-	0.3	-	-
Options - non-market risks	1.8	-	-	0.2	-	-
Other non-market risks	0.4	0.4	0.4	0.4	0.8	0.8
Risk discount rate	12.1	12.6	6.6	7.7	6.8	7.0

31 December 2005

Embedded Value	UK with-profits %	UK annuity %	Other UK %	Average UK %	International Sterling %	International Euro %
Risk-free rate	4.1	4.1	4.1	4.1	4.1	3.6
Market risks (non-options)	3.0	6.0	1.7	2.1	1.3	1.9
Options - market risks	4.0	-	-	0.3	-	-
Options - non-market risks	3.3	-	-	0.2	-	-

Other non-market risks	0.4	0.4	0.4	0.4	0.8	0.8
Risk discount rate	14.8	10.5	6.2	7.1	6.2	6.3

31 December 2006

Contribution from new business	UK %	International Sterling %	Euro %
Risk-free rate	4.6	4.6	4.1
Market risks	2.2	1.1	2.1
Non-market risks	0.4	0.8	0.8
Risk discount rate	7.2	6.5	7.0

31 December 2005

Contribution from new business	International UK %	Sterling %	Euro %
Risk-free rate	4.1	4.1	3.6
Market risks	2.0	1.1	1.9
Non-market risks	0.4	0.8	0.8
Risk discount rate	6.5	6.0	6.3

With-profits and annuity business are subject to more investment risk than the remaining business, and so the appropriate risk discount rates are higher.

10.2 Principal economic assumptions - stochastic

The cost of options and guarantees is determined using The Smith Plus Model economic scenario generator. The model is calibrated to market conditions at the valuation date and correlations between the asset classes are derived from historic data, consistent with the model used for the Realistic Balance Sheet.

Risk-free rates are calibrated to the Gilt yield curve. Equity volatility is calibrated to replicate the implied volatility of FTSE 100 put options held by the FPLP With-Profits Fund. Property holdings are modelled as a mix of equity and gilt assets, calibrated to derive a level of running yield and volatility as observed in historical data.

Sample implied volatilities by asset class
31 December 2006

	Term (years) 5	15	25	35
15-year risk-free zero coupon bonds	7.1%	4.7%	4.6%	5.1%
15-year corporate bonds	9.4%	8.6%	8.3%	8.8%
Equity	17.1%	18.2%	19.6%	20.8%
Property	15.1%	16.4%	17.9%	19.0%

31 December 2005

	Term (years) 5	15	25	35
15-year risk-free zero coupon				

bonds	8.7%	5.0%	4.4%	5.0%
15-year corporate bonds	9.8%	7.9%	7.7%	7.6%
Equity	17.7%	19.8%	21.6%	21.7%
Property	14.9%	17.2%	19.2%	19.3%

The volatility represents the variation of return around the average for the particular asset class.

Bonus rates are set at levels which fully utilise the assets supporting the in-force business over its lifetime and are consistent with the economic assumptions and the Group's bonus policy.

10.3 Other assumptions

Other assumptions are regularly reviewed having regard to past, current and expected future experience, and any other relevant data. These are set so as to be best estimate assumptions.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. In particular, improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females.

Allowance for commission is based on the Group's recent experience.

11. Life & Pensions EEV sensitivity analysis

The table below shows the sensitivity of the embedded value and the contribution from new business to changes in assumptions for 2006. For each sensitivity other future experience assumptions remain unchanged, except where changes in economic conditions directly affect them.

The assumptions underlying the statutory reserving calculations remain unchanged in all sensitivities.

	Notes	Change in embedded value £m	Change in new business contribution £m
1% increase in risk discount rates	(i)	(168)	(37)
1% increase in equity and property expected returns	(ii)	-	-
1% reduction in risk-free rates, with corresponding change in fixed-interest asset values		112	7
10% reduction in market values of equity and property assets (for embedded value)	(iii)	(138)	-
£100m reduction in capital requirements (for embedded value)	(iv)	(8)	-
50% increase in capital requirements (for new business contribution)		-	(3)
10% reduction in expenses		48	9
10% reduction in lapses		59	18
5% reduction in annuitant mortality		(47)	(2)
5% reduction in mortality and morbidity (excluding annuities)		27	5

(i) Although not directly relevant under a market-consistent valuation where the risk discount rate is a derived disclosure only, this shows

the impact of a change in the average derived risk discount rate, to enable adjustments to be made to reflect differing views of risk.

(ii) As a market-consistent approach is used, equity and property expected returns only affect the derived risk discount rates and not the embedded value or contribution to profits from new business.

(iii) The movement in embedded value comprises a £45m decrease in shareholders' invested net assets and a £93m reduction in the value of in- force Life & Pensions business.

(iv) Required capital is set at the greater of regulatory capital and economic capital. In aggregate the economic capital requirements are higher than the regulatory requirement by approximately £200m.

Consolidated income statement on an IFRS basis
For the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Revenue			
Gross earned premiums	2	980	977
Premiums ceded to reinsurers	2	(84)	(56)
Net earned premiums	2	896	921
Fee and commission income and income from service activities		565	483
Investment income		3,697	6,287
Total revenue		5,158	7,691
Claims, benefits and expenses			
Gross claims and benefits paid		1,587	1,569
Amounts receivable from reinsurers		(43)	(37)
Net claims and benefits paid		1,544	1,532
Insurance contracts liabilities		(764)	514
Investment contracts liabilities		2,620	3,822
Transfer to fund for future appropriations		19	187
Movement in net assets attributable to unit holders		131	136
Movement in policyholder liabilities		2,006	4,659
Acquisition expenses		412	285
Administrative and other expenses		618	759
Finance costs		88	89
Total claims, benefits and expenses		4,668	7,324
Share of profit of associates and joint venture		1	-
Profit before tax from continuing operations		491	367

Policyholder tax		(124)	(218)
Profit before shareholder tax from continuing operations		367	149
Total tax expense		(70)	(178)
Policyholder tax		124	218
Shareholder tax		54	40
Profit after tax from continuing operations		421	189
Profit after tax from discontinued operations		-	8
Profit for the year		421	197
Attributable to:			
Equity holders of the parent: (i)			
Ordinary shareholders		276	132
Other equity holders		52	37
		328	169
Minority interest		93	28
Profit for the year		421	197
Earnings per share	5		
Basic earnings per share from continuing operations (pence)		13.1	6.3
Diluted basic earnings per share from continuing operations (pence)		12.8	6.3

(i) All profit attributable to equity holders of the parent is from continuing operations

Consolidated underlying profit on an IFRS basis
For the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Profit before tax from continuing operations*		491	367
Policyholder tax		(124)	(218)
Returns on Group-controlled funds attributable to third parties		(104)	(57)
Profit before tax excluding profit generated within policyholder funds		263	92
Non-recurring items	2	17	59
Amortisation of Asset Management acquired intangible assets	6	43	56
Amortisation of acquired present value of in-force business	6	25	28
Amortisation of Life & Pensions acquired intangible assets		7	7
Impairment of Asset Management acquired intangible assets	6	58	112
Interest payable on Step-up Tier one Insurance Capital Securities (STICS)	4	(52)	(37)

Short-term fluctuations in investment return		39	(102)
Variation in value of option on convertible debt		-	9
Underlying profit before tax*		400	224
Tax on underlying profit		6	(5)
Minority interest in underlying profit		(29)	(36)
Underlying profit after tax attributable to ordinary shareholders of the parent		377	183
Earnings per share			
Underlying earnings per share (pence)	5	17.9	8.8

IFRS underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the performance of the Group and focus on this measure of profit in its internal monitoring of the Group's IFRS results.

IFRS underlying profit is based on longer-term investment return and excludes: (i) policyholder tax, (ii) returns attributable to minority interests in policyholder funds, (iii) non-recurring items, (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on STICS.

* Included in profit before tax from continuing operations, and underlying profit before tax, are one-off items relating to basis changes and the partial adoption of FSA Policy Statement PS06/14 Prudential Changes for Insurers which have increased profit by £156m in 2006.

Consolidated balance sheet on an IFRS basis
At 31 December 2006

	Notes	2006 £m	2005 £m
Assets			
Intangible assets	6	1,405	1,590
Property and equipment		80	73
Investment properties		2,426	1,912
Investments in associates and joint venture		15	14
Financial assets		45,150	42,091
Deferred acquisition costs		1,111	994
Reinsurance assets		85	183
Current tax assets		30	25
Insurance and other receivables		606	590
Cash and cash equivalents		3,581	2,614
Total assets		54,489	50,086
Liabilities			
Insurance contracts		13,762	14,637
Fund for future appropriations		439	420
Financial liabilities			
- Investment contracts		32,821	27,857
- Interest bearing loans and borrowings		1,130	1,155
Net asset value attributable to unit holders		941	751
Provisions		215	364
Deferred tax liabilities		318	288
Current tax liabilities		116	177

Insurance payables, other payables and deferred income		582	497
Total liabilities		50,324	46,146
Equity attributable to equity holders of the parent			
Attributable to ordinary shareholders:			
Share capital	9	214	214
Share premium	9	2,051	2,038
Other reserves	9	542	436
		2,807	2,688
Attributable to other equity holders	9	810	810
		3,617	3,498
Minority interest	9	548	442
Total equity	9	4,165	3,940
Total equity and liabilities		54,489	50,086

Consolidated statement of recognised income and expense on an IFRS basis
For the year ended 31 December 2006

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial losses on defined benefit schemes net of tax	(8)	-	(8)	1	(7)
Foreign exchange adjustments	(10)	-	(10)	(2)	(12)
Revaluation of owner occupied properties	6	-	6	-	6
Shadow accounting	(6)	-	(6)	-	(6)
Net income recognised directly in equity	(18)	-	(18)	(1)	(19)
Profit for the year	276	52	328	93	421
Total recognised income and expense for the year	258	52	310	92	402

For the year ended 31 December 2005

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial losses					

on defined benefit schemes net of tax	(18)	-	(18)	(10)	(28)
Foreign exchange adjustments	(7)	-	(7)	(1)	(8)
Net expense recognised directly in equity	(25)	-	(25)	(11)	(36)
Profit for the year	132	37	169	28	197
Total recognised income and expense for the year	107	37	144	17	161

Summary consolidated cash flow statement on an IFRS basis
For the year ended 31 December 2006

	2006	2005
	£m	£m
Operating activities		
Profit for the period	421	197
Net increase/(decrease) in operational assets and liabilities	905	(896)
Net cash inflow/(outflow) from operating activities	1,326	(699)
Investing activities		
Acquisition of subsidiaries, net of cash acquired	(21)	603
Reduction in participation of subsidiaries, net of cash disposed	49	44
Compensation from investment mandate loss	27	-
Additions to internally generated intangible assets	(18)	(13)
Purchase of property and equipment (net)	(11)	(10)
Net cash inflow from investing activities	26	624
Financing activities		
Finance costs	(81)	(82)
STICS interest	(52)	(21)
Proceeds from issue of long term debt, net of expenses	258	229
Repayment of long term debt	(312)	-
Issue of STICS, net of expenses	-	495
Net movement in other borrowings, net of expenses	12	5
Dividends paid to equity holders of the parent	(164)	(157)

Dividends paid to minority interest	(46)	(29)
Net cash (outflow)/inflow from financing activities	(385)	440
Increase in cash and cash equivalents	967	365
Balance at beginning of year	2,614	2,249
Balance at end of year	3,581	2,614

Notes to the IFRS results

1. Basis of preparation

The financial information included in this announcement has been extracted from the Group's financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU).

The preliminary announcement for the year ended 31 December 2006 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The Group's financial statements for the year ended 31 December 2006 have been audited by KPMG Audit Plc and include its unqualified audit report which does not contain a statement under sections 237(2) or 237(3) of the Companies Act 1985. The Group's 2006 Report & Accounts will be available from 13 April 2007. The Group's 2005 Report & Accounts has been filed with the Registrar of Companies.

2. Segmental information

(a) Summary

Segment information is presented in respect of the Group's business and geographical segments. The primary reporting format, based on the Group's management and internal reporting structure, is business segments.

Inter-segment pricing is determined on an arm's length basis. Segment results, assets, and liabilities, include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis. Segment capital expenditure includes purchases of property and equipment, investment properties and intangible assets.

Business segments (primary segment)

The Group comprises the following main business segments:

- UK Life & Pensions (including corporate items)
- International Life & Pensions
- Asset Management (including F&C's Managed Pension Fund business)

Geographical segments (secondary segment)

In presenting information on the basis of geographic segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets. The Group has defined two geographical areas:

- UK
- Rest of the world

(b) Business segment information (primary segment information)

(i) Revenue and expenses

Year ended 31 December 2006

	UK Life & Pensions £m	Inter'l Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Gross earned premiums on insurance and investment contracts	3,709	2,769	199	-	6,677
Less investment contracts premiums (i)	(2,741)	(2,757)	(199)	-	(5,697)
Gross earned premiums	968	12	-	-	980
Less premiums ceded to reinsurers	(82)	(2)	-	-	(84)
Net earned premiums	886	10	-	-	896
Fee and commission income and income from service activities	148	198	258	(39)	565
Investment income	2,934	640	123	-	3,697
Total revenue	3,968	848	381	(39)	5,158
Net claims and benefits paid	1,542	2	-	-	1,544
Movement in insurance and investment contracts liabilities	1,176	579	101	-	1,856
Transfer to fund for future appropriations	19	-	-	-	19
Movement in net assets attributable to unit holders	131	-	-	-	131
Acquisition expenses	329	72	11	-	412
Administrative and other expenses	240	130	287	(39)	618
Finance costs	72	15	1	-	88
Total claims, benefits and expenses	3,509	798	400	(39)	4,668
Share of profits of associates and joint venture	1	-	-	-	1
Profit before tax from continuing operations	460	50	(19)	-	491
Policyholder tax	(124)	-	-	-	(124)
Shareholder tax	45	1	8	-	54
Segmental results after tax	381	51	(11)	-	421
Inter segment revenue/(expense)	(39)	-	39	-	-

(i) Accounted for as deposits under IFRS

Year ended 31 December 2005

	UK Life &	Inter'l Life &	Asset	Elimination of inter-segment

	Pensions £m	Pensions £m	Management £m	amounts £m	Total £m
Gross earned premiums on insurance and investment contracts	3,122	2,011	170	-	5,303
Less investment contracts premiums	(2,153)	(2,003)	(170)	-	(4,326)
Gross earned premiums	969	8	-	-	977
Less premiums ceded to reinsurers	(56)	-	-	-	(56)
Net earned premiums	913	8	-	-	921
Fee and commission income and income from service activities	116	124	276	(33)	483
Investment income	5,180	932	175	-	6,287
Total revenue	6,209	1,064	451	(33)	7,691
Net claims and benefits paid	1,528	4	-	-	1,532
Movement in insurance and investment contracts liabilities	3,291	888	157	-	4,336
Transfer to fund for future appropriations	187	-	-	-	187
Movement in net assets attributable to unit holders	136	-	-	-	136
Acquisition expenses	207	67	11	-	285
Administrative and other expenses	295	121	376	(33)	759
Finance costs	77	11	1	-	89
Total claims, benefits and expenses	5,721	1,091	545	(33)	7,324
Profit before tax from continuing operations	488	(27)	(94)	-	367
Policyholder tax	(218)	-	-	-	(218)
Shareholder tax	67	2	(29)	-	40
Segmental results after tax	337	(25)	(123)	-	189
Inter segment revenue/(expense)	(33)	-	33	-	-

(ii) Underlying profit

Year ended 31 December 2006

	UK Life & Pensions £m	Inter'l Life & Pensions £m	Asset Management £m	Total £m
Profit before tax from continuing operations	460	50	(19)	491
Intersegment loan interest	12	-	(12)	-
Policyholder tax	(124)	-	-	(124)
Returns on Group-controlled funds attributable to third parties	(104)	-	-	(104)
Profit before tax excluding				

profit generated within policyholder funds	244	50	(31)	263
Non-recurring items (i)	(2)	-	19	17
Amortisation of Asset Management acquired intangible assets	-	-	43	43
Amortisation of acquired present value of in-force business	9	16	-	25
Amortisation of Life & Pensions acquired intangible assets	-	7	-	7
Impairment of Asset Management acquired intangible assets	-	-	58	58
Interest payable on STICS	(52)	-	-	(52)
Short-term fluctuations in investment return	41	(2)	-	39
Underlying profit before tax	240	71	89	400
Tax on underlying profit				6
Minority interest in underlying profit				(29)
Underlying profit after tax attributable to ordinary shareholders of the parent				377
Earnings per share				
Underlying earnings per share (pence)				17.9

(i) Non-recurring items

Life & Pensions items include costs of £nil (2005: £6m) relating to integration activity following the acquisition of Friends Provident International Limited in August 2002, a credit of £3m (2005: charge of £14m) in respect of the cost to shareholders of mortgage endowment complaints and historic business reviews, a credit of £1m (2005: £7m) in respect of the review conducted into pension transfers and opt-outs and a charge of £2m (2005: £nil) arising from the closure of the Appointed Representative sales channel.

Asset Management items include costs of £10m (2005: £22m) incurred integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited, £nil (2005: £2m) of other reorganisation costs, £12m (2005: £22m) in respect of issuing shares to employees under the 2004 Reinvestment Plan and £3m (2005: £nil) compensation received on loss of an investment management contract.

The profit after tax from discontinued operations amounted to £nil (2005: £8m).

Year ended 31 December 2005

	UK Life & Pensions £m	Inter'l Life & Pensions £m	Asset Management £m	Total £m
Profit before tax from continuing operations	488	(27)	(94)	367
Intersegment loan interest	12	-	(12)	-
Policyholder tax	(218)	-	-	(218)
Returns on Group-controlled funds attributable to third parties	(57)	-	-	(57)
Profit before tax excluding profit generated within				

policyholder funds	225	(27)	(106)	92
Non-recurring items	10	3	46	59
Amortisation of Asset Management acquired intangible assets	-	-	56	56
Amortisation of acquired present value of in-force business	10	18	-	28
Amortisation of Life & Pensions acquired intangible assets	-	7	-	7
Impairment of Asset Management acquired intangible assets	-	-	112	112
Interest payable on STICS	(37)	-	-	(37)
Short-term fluctuations in investment return	(101)	(1)	-	(102)
Variation in value of option on convertible debt	9	-	-	9
Underlying profit before tax	116	-	108	224
Tax on underlying profit				(5)
Minority interest in underlying profit				(36)
Underlying profit after tax attributable to ordinary shareholders of the parent				183
Earnings per share				
Underlying earnings per share (pence)				8.8

(iii) Assets and liabilities

Year ended 31 December 2006

	UK Life & Pensions £m	Inter'l Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Segment assets	40,182	12,243	2,126	(77)	54,474
Investment in associates and joint venture	15	-	-	-	15
Total assets	40,197	12,243	2,126	(77)	54,489
Total liabilities	36,991	11,730	1,680	(77)	50,324
Other segment information:					
Capital expenditure	313	4	5	-	322
Depreciation	7	-	3	-	10
Amortisation	24	24	44	-	92
Impairment losses (i)	-	-	58	-	58

Year ended 31 December 2005

	UK Life & Pensions £m	Inter'l Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Segment assets	38,586	9,766	1,936	(216)	50,072

Investment in associates and joint venture	14	-	-	-	14
Total assets	38,600	9,766	1,936	(216)	50,086
Total liabilities	35,665	9,262	1,435	(216)	46,146
Other segment information:					
Capital expenditure	226	3	6	-	235
Depreciation	8	-	3	-	11
Amortisation	45	8	56	-	109
Impairment losses (i)	-	-	116	-	116

(i) Comprises impairment losses on acquired intangible assets £58m (2005: £112m) and impairment losses on associates £nil (2005: £4m).

The presentation of intercompany liabilities has been amended in 2006 resulting in the reclassification of certain segment liabilities reported in 2005.

(c) Geographical segmental information (secondary segment information)

Year ended 31 December 2006

	UK £m	Rest of the world £m	Total £m
Gross earned premiums	968	12	980
Fee and commission income and income from service activities	274	291	565
Revenue from external customers	1,242	303	1,545
Investment income			3,697
Less premiums ceded to reinsurers			(84)
Total revenue			5,158
Total assets	43,238	11,251	54,489
Capital expenditure	316	6	322

Year ended 31 December 2005

	UK £m	Rest of the world £m	Total £m
Gross earned premiums	969	8	977
Fee and commission income and income from service activities	243	240	483
Revenue from external customers	1,212	248	1,460
Investment income			6,287
Less premiums ceded to reinsurers			(56)
Total revenue			7,691
Total assets	40,852	9,234	50,086

Capital expenditure	232	3	235

3. Staff pension schemes

(a) Introduction

The Group operates several defined benefit schemes: the Friends Provident Pension Scheme (FPPS), to which the majority of the Group's UK Life & Pensions employees belong, and various schemes operated by F&C. In addition, the Group operates two defined contribution schemes, the scheme operated by F&C and the scheme operated by FPI. Lombard does not operate a pension scheme.

(b) Total provisions for pensions liabilities

Under IAS 19 Employee Benefits, the pension liability is recognised on the balance sheet, gross of deferred tax. A reconciliation of the Group pension liability included in the consolidated balance sheet and the net pension liability as determined by actuarial valuations is set out below.

	2006 £m	2005 £m
Deficit in FPPS	(31)	(59)
Deficit in the F&C schemes	(46)	(48)
Group pension liability included in provisions	(77)	(107)
Non-transferable assets	-	40
Deferred tax	23	20
Net pension liability	(54)	(47)
Analysis of net pension liability		
FPPS	(22)	(13)
F&C schemes	(32)	(34)
	(54)	(47)
Amounts recognised in the income statement		
FPPS	(14)	(17)
F&C schemes	(4)	(4)
	(18)	(21)
Amounts recognised in the statement of recognised income and expense		
FPPS	(12)	(9)
F&C schemes	2	(31)
Deferred tax	3	12
	(7)	(28)

The cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense since adoption of IFRS is a loss of £59m (2005: loss of £49m).

(c) Friends Provident Pension Scheme

The FPPS is a UK defined benefit scheme to which the majority of the Group's UK Life & Pensions employees belong. The scheme's assets are administered by F&C.

(i) Major assumptions used by the Scheme Actuary

	2006	2005
	%	%
Inflation assumption	3.02	2.85
Rate of increase in salaries*	3.50	3.50
Rate of increase in pensions in payment	3.02	2.70
Discount rate	5.02	4.75

* Plus allowance for salary scale increases

(ii) Mortality assumptions

Mortality assumptions are based on the medium cohort basis, projected forward, to take account of future improvements in mortality, according to each individual's year of birth.

The mortality assumptions provide the following life expectancies of members retiring at the age of 60:

	2006	2005
Basis - future pensioners	PM/FA92BMC*	PM/FA92BMC*
Basis - current pensioners	PM/FA92BMC*	PM/FA92BMC*
Expected age at death of future male pensioner	88	88
Expected age at death of future female pensioner	90	90
Expected age at death of current male pensioner	87	87
Expected age at death of current female pensioner	90	90

*Projected according to individual's year of birth

The present value of providing an annuity from the age of 60, based on the above life expectancies, for every one pound of pension accumulated, is as follows:

Cost of annuities	2006	2005
	£	£
Male annuity	24.68	22.72
Female annuity	23.81	22.29

These rates assume a monthly payments model with a discount rate of 5.02% (2005: 4.75%). The rates also assume two thirds of the members benefit will be paid to the spouse, a 5-year guarantee is provided and pensions in excess of the Guaranteed Minimum Pension will increase by 3.02% (2005: 2.70%) per annum.

	2006 % of total membership	2005 % of total membership
Active members	24	23
Deferred members	56	57
Pensioners	20	20
	100	100

The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	Change in assumption	Impact on scheme liabilities
Inflation	Increase/decrease by 0.5%	Decrease/increase by 2.3%
Salaries	Increase/decrease by 0.5%	Decrease/increase by 1.7%
Pensions	Increase/decrease by 0.5%	Decrease/increase by 5.6%
Discount rate	Increase/decrease by 0.5%	Decrease/increase by 10.2%
Rate of mortality	Increase/decrease by 1 year	Increase/decrease by 2.5%

(d) F&C Asset Management plc pension schemes

The assumptions used for the F&C Pension schemes are broadly consistent with those used for FPPS. The total deficit on these schemes was £46m (2005: £48m).

4. Appropriations of profit

(a) Dividends paid and proposed on ordinary shares

Dividends paid during the year and recognised in reserves

	2006 £m	2005 £m
Final dividend in respect of 2005 and paid in May 2006 of 5.1p per share (in respect of 2004 and paid in May 2005 of 5.0p per share)	108	103
Interim dividend in respect of 2006 and paid in November 2006 of 2.65p per share (in respect of 2005 and paid in November 2005 of 2.6p per share)	56	54
Total dividends paid	164	157

After the balance sheet date the dividends set out below were proposed by the directors. In accordance with IAS 10 these have not been provided as a liability at the balance sheet date.

	2006 £m	2005 £m
Final dividend in respect of 2006 payable in May 2007 of 5.2p per share (in respect of 2005 and paid in May 2006 of 5.1p per share)	111	108

The 2006 final dividend is based on 2,136m shares estimated to be in issue at the dividend payment date (excluding treasury shares). The 2005 final dividend was based on 2,114m shares (excluding treasury shares).

(b) STICS interest

STICS interest paid during the year and recognised in reserves

	2006 £m	2005 £m
Interest on 2003 STICS at 6.875%		
Paid in May 2006 (May 2005)	10	10
Paid in November 2006 (November 2005)	11	11
Total 2003 STICS interest paid	21	21
Interest on 2005 STICS at 6.292% paid in June 2006	31	-
Total 2005 STICS interest paid	31	-
Total STICS interest paid	52	21

5. Earnings per share

(a) Basic and underlying earnings per share from continuing operations

Earnings per share have been calculated based on the profit after tax and on the underlying profit after tax, attributable to ordinary shareholders of the parent. The directors consider that the underlying earnings per share figure gives a better indication of operating performance.

	2006 Earnings £m	2006 Per share pence	2005 Earnings £m	2005 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	276	13.1	132	6.3
Short-term fluctuations in investment return	39	1.8	(102)	(4.9)
Variation in value of option on convertible debt	-	-	9	0.4
Non-recurring items	17	0.8	59	2.8
Amortisation and impairment of acquired intangible assets	133	6.3	203	9.8
Minority interest on items excluded from underlying profit	(40)	(1.9)	(72)	(3.4)
Tax credit on items excluded from underlying profit	(48)	(2.2)	(46)	(2.2)
Underlying profit after tax attributable to ordinary shareholders of the parent	377	17.9	183	8.8

(b) Diluted basic earnings per share from continuing operations

	2006	2006 Weighted average number of ordinary	2006 Per	2005	2005 Weighted average number of ordinary	2005 Per

	Earnings £m	shares millions	share pence	Earnings £m	shares millions	share pence
Profit after tax attributable to ordinary shareholders of the parent	276	2,111	13.1	132	2,082	6.3
Dilution (c)	16	164	(0.3)	-	15	-
Diluted profit after tax attributable to ordinary shareholders of the parent	292	2,275	12.8	132	2,097	6.3

(c) Dilution

Options over 32,816,922 (2005: 47,707,385) shares are outstanding under the Company's option schemes as at 31 December 2006. Of these, 24,239,504 (2005: 32,319,827) options were not dilutive for the period shown because the market price of the Company's shares was below the option price or the performance criteria were not met.

There were £283m (2005: £276m) bonds in issue, convertible to ordinary shares at any time on or after 27 December 2005. If all these bonds were converted at 31 December 2006, 133,640,553 new shares would be issued. This has a dilutive impact on earnings per share in 2006 (2005: no dilutive impact).

The calculation of diluted earnings per share also includes an allocation of shares in respect of the final earn-out payment for the Lombard acquisition.

(d) Earnings per share from discontinued operations

Discontinued operations have no impact on profit after tax attributable to equity holders of the parent. Earnings per share from discontinued operations was £nil in both years.

6. Intangible assets

	Goodwill £m	Acquired PVIF £m	Investment management contracts £m	Other £m	Total £m
Cost					
At 1 January 2005	586	264	626	82	1,558
Acquisitions through business combinations	151	230	-	109	490
Other additions	6	-	1	14	21
Disposals	(68)	-	-	(7)	(75)
Foreign exchange adjustments	2	(10)	(7)	(3)	(18)
At 31 December 2005	677	484	620	195	1,976
Other additions	4	-	-	18	22
Disposals	(4)	-	(43)	-	(47)
Adjustment to consideration	(12)	-	-	-	(12)
Foreign exchange adjustments	(3)	(4)	(4)	(3)	(14)
At 31 December 2006	662	480	573	210	1,925

Amortisation and impairment					
At 1 January 2005	-	87	36	47	170
Amortisation charge for year	-	28	56	25	109
Impairment charge	-	-	112	-	112
Disposals	-	-	-	(5)	(5)
At 31 December 2005	-	115	204	67	386
Amortisation charge for year	-	25	43	24	92
Impairment charge	-	-	58	-	58
Disposals	-	-	(16)	-	(16)
At 31 December 2006	-	140	289	91	520
Carrying amounts					
At 31 December 2005	677	369	416	128	1,590
At 31 December 2006	662	340	284	119	1,405

(a) Goodwill

Goodwill is the only intangible asset which has an indefinite useful life. The goodwill has been allocated to the following cash-generating units:

	2006 £m	2005 £m
UK Life & Pensions	191	193
Lombard	138	151
Friends Provident International Limited	-	-
Asset Management	333	333
Total goodwill	662	677

In accordance with IAS 36 Impairment of Assets, goodwill is assessed for possible impairment each year. This assessment takes place in December of each year and compares the carrying value of goodwill for each segment with its recoverable amount. The recoverable amount has been taken to be the segment's calculated value in use.

There has been no goodwill impairment charge in 2006 (2005: £nil).

The value in use for UK Life & Pensions and Lombard has been taken from their business plans. These projections reflect the long-term nature of the business and forecast the cash flows over the anticipated terms of the policies. The plans include forecast sales of new business for three years and other assumptions that take into account both past experience and market conditions. The key assumptions to which the calculated values in use are most sensitive are set out below:

- Investment market conditions: the plans assume modest investment growth.
- Policy lapses: the plans assume no change from recent experience.
- Sales and margins: the plans assume a modest reduction in margins but an increasing level of sales.
- Expenses: the plans assume that expenses will broadly increase in line with inflation.
- Discount rate: the discount rate applied to UK Life & Pensions is 8.0% and to Lombard is 7.2%.

The outcome of the impairment assessment has been that it is considered unlikely that goodwill in respect of UK Life & Pensions would be impaired given that the value in use is significantly higher than the carrying value of goodwill. The UK Life & Pensions segment is operated as a single group and so a single value in use has been prepared. For Lombard, acquired in January 2005, the levels of new business have indicated that there is no requirement for any impairment of goodwill. No goodwill has been allocated to FPI.

For the Asset Management segment, the value in use is calculated using a cash flow projection based on the latest annual financial budget approved by the Board of F&C Asset Management plc. The Asset Management segment is operated as a single group and so a single value in use has been prepared. The key assumptions to which the calculated values in use are most sensitive are set out below:

- Investment market conditions: the plans assume modest investment growth.
- Sales and margins: the plans assume modest sales and margin growth although operating margins have been capped as a measure of prudence.
- Expenses: the plans assume cost growth in excess of inflation recognising the impact of staff costs.
- Discount rate: the discount rate applied to the cash flow projections is 8.9% based on F&C's weighted average cost of capital.

The outcome of the impairment review is that there is no requirement for any impairment of goodwill in the Asset Management segment.

In addition, the fair value of the Group's holding in F&C, at 31 December 2006, based on the quoted bid price of F&C's listed ordinary shares was £531m. This was in excess of the carrying value of the Group's holding in the Asset Management business at this date.

(b) Acquired PVIF

Acquired PVIF is amortised over the lifetime of the in-force policies and is analysed as follows:

	2006 Cost £m	2006 Cumulative amortisation £m	2006 Net £m	2005 Cost £m	2005 Cumulative amortisation £m	2005 Net £m
UK Life & Pensions	184	100	84	187	91	96
International Life & Pensions	296	40	256	297	24	273
Total acquired PVIF	480	140	340	484	115	369

Acquired PVIF has been assessed for possible impairment and there is no indication that it has been impaired.

(c) Investment management contracts

Investment management contracts relate to the Asset Management segment and are amortised over their expected useful economic lives of between 10 and 20 years

until 30 June 2006, and between 6 and 20 years from 1 July 2006 until 31 December 2006.

As indicated in 2005, Resolution plc withdrew the majority of its assets in the first quarter 2006. The agreed compensation of £27m received from Resolution during the period has been recognised as proceeds in respect of the deemed disposal of intangible assets. The cost, with respect to the original valuation, of the assets disposed of was £43m and the related cumulative amortisation amounted to £16m. Therefore the carrying value of the disposed asset equalled the proceeds received giving rise to neither a gain or a loss.

During 2006 the business continued to experience a level of fund outflows which was higher than anticipated. This level of lost business will have notable impact on revenues and was significant enough to be considered an indicator of potential impairment of certain intangible assets, namely the related investment management contracts.

In accordance with IAS 36, a full impairment review of these assets was undertaken. The review resulted in an impairment being recognised (included within Administrative and other expenses in the income statement) in respect of management contracts as follows:

	2006 £m	2005 £m
F&C Investment Trust contracts	22	56
F&C Institutional contracts	36	56
Total impairment recognised in the income statement	58	112

The above contracts relate to the investment trust management contracts and institutional fund management contracts acquired as a result of the creation of F&C Asset Management plc following the business combination of ISIS Asset Management plc and F&C Group (Holdings) Limited on 11 October 2004.

The recoverable amounts of the assets have been determined based on value in use calculations using cash flow projections based on the latest annual financial budget approved by the F&C board.

The discount rate applied to the cash flow projections is 9.4% (2005: 9.4%) for investment trust contracts, 9.4% (2005: 9.4%) for institutional contracts with no fixed term and 8.4% (2005: 8.4%) for fixed term institutional contracts. These rates reflect the varying risks and uncertainties inherent in the revenues from the underlying assets, using F&C's weighted average cost of capital of 8.9%, calculated as at 31 December 2006 (31 December 2005: 8.9%), as a benchmark.

Revenues in the projections have been grown at 5.75% (2005: 6%) per annum in line with the Group's long-term view of market growth, which is consistent with that experienced over the last 16 years across the markets in which the managed assets are invested. The revenue projections are derived using the estimated useful lives of the underlying contracts and assume a constant loss of revenues over the projection periods.

Costs for the first year of the projections are driven by the budgeted F&C

operating margin for 2007. Thereafter costs are driven by F&C's projected operating profit margins, as determined for the purposes of the goodwill impairment review.

Impairment has been determined by comparing the results of the value in use calculations in respect of the remaining contracts at the year end to the carrying value (cost less aggregate amortisation and prior impairment) of the assets at 31 December 2006, with any deficits arising constituting impairment to be recognised for the year.

The Group continues to monitor the level of investment contracts under management and to assess any impact on the expected lives of the related assets. Following further business outflows in the second half of the year, the Board revisited the useful life estimates of the affected assets at the year-end and as a result, with effect from 1 January 2007, the remaining life of non-fixed term institutional contracts is now assessed as being 4 years.

The revised useful lives represent a change in the accounting estimate and will accelerate the amortisation of the remaining value of the assets. The effect of these changes increased the amortisation charge in the second half of 2006 by £1.7m and the charge in future years will be increased by £2.6m per annum compared to continuing to amortise over the lives assigned from 1 July 2006, until such time as the assets become fully amortised.

(d) Other intangible assets

Other intangible assets mainly consist of distribution channel relationships and software development which are amortised over their anticipated useful lives of between 3 and 15 years. The analysis for each segment is as follows:

	2006			2005		
	Cost £m	Cumulative amortisation £m	Net £m	Cost £m	Cumulative amortisation £m	Net £m
UK Life & Pensions	90	69	21	77	54	23
International Life & Pensions	116	19	97	114	11	103
Asset Management	4	3	1	4	2	2
Total other intangible assets	210	91	119	195	67	128

Included in amortisation is £7m (2005: £7m) in respect of Life & Pensions acquired intangible assets.

Management have assessed other intangible assets for possible impairment and there is no indication that they have been impaired.

7. Realistic balance sheet

The main UK with-profits fund is in FPLP and the capital position of this fund has been determined in accordance with the RBS regulations prescribed by the FSA. There is also a small UK with-profits fund in FPLA. The capital position of this fund has been calculated on a regulatory basis as this fund is closed to new business, and is significantly below the £500m level that the FSA has determined should be applied for calculating liabilities under the realistic methodology.

The RBS for FPLP's with-profits business can be summarised as follows:

	2006 £m	2005 £m
Total net assets	16,087	17,366
Less non-profit liabilities including share of resilience capital reserves and required minimum margin	(2,670)	(2,774)
Total regulatory assets	13,417	14,592
Additional assets arising on realistic basis	265	253
Total assets	13,682	14,845
Policyholder liabilities:		
asset shares	11,365	12,342
financial guarantees (net of charges)	101	149
options (guaranteed annuities)	747	796
Other liabilities	1,249	1,322
Total liabilities	13,462	14,609
Excess of assets over liabilities	220	236

At 31 December 2006, the surplus of realistic assets over realistic liabilities initially amounted to £254m (2005: £236m) with a Risk Capital Margin (RCM) of £220m (2005: £276m), the surplus assets have subsequently been reduced by £34m via a reduction in future guarantee charges leaving the working capital at £220m fully covering the RCM. This results in an excess of realistic assets over realistic liabilities of £220m (2005: £236m). Adding back the shareholders' share of future bonuses totalling £95m (2005: £85m) and deducting adjustments to eliminate double counting of acquired PVIF of £19m (2005: £20m), the excess in accordance with FRS 27 amounted to £296m (2005: £301m).

The main element of the realistic liabilities is the asset shares of with-profits business. This represents the premiums received to date together with the investment return earned less expenses and charges. This is mainly calculated on an individual policy basis using historic information and in line with the company's PPFM. Assets and realistic liabilities are closely matched since they move with the value of the underlying assets.

Policyholder liabilities (including options and guarantees) are then valued using a market consistent stochastic model. Included in other liabilities are provisions for specific items such as mortgage endowment reviews and other liabilities of the fund. Realistic valuations also allow for future profits of non-profit business written in the With-Profits Fund to be included. In accordance with FRS 27, the value of future profits of non-profit business has been deducted from policyholder liabilities in the balance sheet.

Options and guarantees are features of life assurance and pensions contracts that confer potentially valuable benefits to policyholders. They are not unique to with-profits funds and can arise in non-participating funds. They can expose an insurance company to two types of risk: insurance (such as mortality/ morbidity) and financial (such as market prices/interest rates). The value of an option or guarantee comprises two elements: the intrinsic value and the time value. The intrinsic value is the amount that would be payable if the option or guarantee was exercised immediately. The time value is the additional value that reflects the possibility of the intrinsic value increasing in future, before the expiry of the option or guarantee. Under FSA rules all options and guarantees must be valued and included in policyholder liabilities. For funds within the FSA's realistic capital methodology, options and guarantees are valued on a market-consistent stochastic basis that takes into account both the time value and the intrinsic value of the options and guarantees.

The majority of the Group's life and pensions options and guarantees are within FPLP's With-Profits Fund. These are valued stochastically and included in the realistic liabilities. There are two main types of guarantees and options in the FPLP With-Profits Fund: maturity guarantees and guaranteed annuity options. Maturity guarantees are in respect of conventional with-profits business and unitised with-profits business and represent the sum assured and reversionary bonuses declared to date. The cost of these guarantees, net of charges, has been calculated at £101m (2005: £149m). For certain with-profits pension policies issued, there are options guaranteeing the rates at which annuities can be purchased. The cost of these guarantees has been calculated at £747m (2005: £796m).

The cost of the with-profits guarantees is assessed using a market-consistent stochastic model (using The Smith Plus Model as the scenario generator) and is calculated using 5,000 simulations. The model has been calibrated using the gilt risk-free curve assuming interest rates of between 3.9% and 5.3% pa (2005: between 4.0% and 4.2% pa) and implied volatilities in the market. The capital return has been calibrated and compared to the actual asset portfolio. For equities, the capital return volatility varies by year with 20% pa (2005: 21% pa) assumed in year 7, increasing to 23% pa (2005: 24% pa) by year 14 and 25% pa (2005: 26% pa) by year 21. Volatility for property returns has been assumed at 15% pa throughout (2005: 15% pa).

The cost of guarantees also depends on management actions that would be taken under various scenarios. For example, the future level of the equity-backing ratio (the ratio of funds held in equities and property to total investments) varies in each scenario depending on the ratio of the guarantee cost to the asset share. Similarly, the reversionary bonus rate is set each year such that, by maturity, guaranteed benefits are targeted as a prescribed fraction of the total asset share, leaving the remaining portion of the asset share to be paid as terminal bonus. The management actions are in line with the company's PPFM and are programmed into the model.

The guarantee cost in respect of guaranteed annuity options is assessed using a market-consistent stochastic model and values both the current level of the guaranteed annuity rate benefit (allowing for future improvements in annuitant mortality) and the time value due to uncertainty in future interest rates. The guarantee cost in each scenario is the value of the excess annuity benefit provided by the options, relative to an annuity purchased in the open market. In estimating the future open market annuity rate, the model allows for stochastic variation in interest rates and for future mortality improvements. The stochastic interest rate assumption reflects that implied by current market interest rate derivative prices. Future annuitant mortality has been derived from the premium basis at which annuities can be purchased from Friends Provident Pensions Limited, which allows for future mortality improvements.

Future improvements are difficult to assess as there is no industry consensus.

The guaranteed annuity options cost also depends upon other factors such as policy discontinuance and tax-free cash take-up. The factors are based on recent experience adjusted to reflect industry benchmarks and to anticipate trends in policyholder behaviour.

A summary of the key assumptions is as follows:

Policy discontinuances: lapse, early retirement and paid-up rates vary by policy type and period and have been based on recent experience. Policy lapses for pensions are generally in the range of 1% to 3% pa (2005: 0.5% to 2% pa) with policy lapses for life business in the range of 3% to 9% pa (13% pa for mortgage endowment and with-profit bond policies) (2005: 3% to 9% pa (13% pa for mortgage endowment policies)). Paid-up rates for pensions are generally in the range of 7% to 11% pa (2005: 7.5% to 10% pa) with life policies generally in the region of 0.5% to 2% pa (2005: 1% pa). Early retirement rates vary by age band and policy type and have been reviewed and amended in 2006 based on recent experience.

Tax-free cash option: where a guaranteed annuity option is more valuable than the cash equivalent it is assumed that 18% to 27% of the benefit is taken as tax-free, depending on type of business (2005: 18% to 25%). This is based on recent experience.

There are also guarantees and options in respect of some of the other life assurance business within the Group, but these are not considered to be material to the Group's future cash flows. In addition, they have largely been matched with suitable assets and there is no material exposure to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

8. Capital statement

The capital statement in respect of the Group's Life & Pensions business is set out below. This statement shows an analysis of the available capital resources calculated on a realistic basis for the FPLP With-Profits Fund and on a regulatory basis for all other funds. It also shows the regulatory capital requirements and, in total, the overall surplus capital over regulatory requirements. In addition the statement provides an analysis of policyholders' liabilities.

At 31 December 2006

	UK with-profits (FPLP) £m	UK with-profits (FPLA) £m	UK non-participating funds £m	Overseas Life & Pensions funds £m	Life & Pensions shareholders' funds £m	Total Life & Pensions business £m
Shareholders' funds						
Outside fund	-	-	-	-	1,045	1,045
Inside fund	-	-	1,211	30	-	1,241
	-	-	1,211	30	1,045	2,286
Other qualifying capital						

Subordinated debt	-	-	-	10	300	310
Preference shares	-	-	-	-	-	-
FFA	296	143	-	-	-	439
	296	143	1,211	40	1,345	3,035
Regulatory adjustments						
Assets	19	-	(725)	(323)	-	(1,029)
Liabilities	-	(1)	237	327	-	563
Shareholders' share of future bonuses	(95)	-	-	-	-	(95)
Available capital resources	220	142	723	44	1,345	2,474
Capital requirement						
UK realistic basis	220	-	-	-	-	220
Other regulatory bases	-	21	368	33	-	422
	220	21	368	33	-	642
Overall surplus capital over regulatory requirements						1,832
Analysis of policyholders' liabilities						
With-profits	12,505	217	-	-	-	12,722
Unit-linked	-	-	16,954	11,323	-	28,277
Non-participating	2,595	38	2,896	55	-	5,584
Total	15,100	255	19,850	11,378	-	46,583

At 31 December 2005

	UK with-profits (FPLP) £m	UK with-profits (FPLA) £m	UK non-participating funds £m	Overseas Life & Pensions funds £m	Life & Pensions shareholders' funds £m	Total Life & Pensions business £m
Shareholders' funds						
Outside fund	-	-	-	-	951	951
Inside fund	-	-	1,149	13	-	1,162
	-	-	1,149	13	951	2,113
Other qualifying capital						
Subordinated debt	-	-	-	10	-	10
Preference shares	-	-	-	-	300	300
FFA	301	119	-	-	-	420
	301	119	1,149	23	1,251	2,843
Regulatory adjustments						
Assets	20	(1)	(610)	(228)	(8)	(827)
Liabilities	-	-	275	261	-	536
Shareholders' share of future bonuses	(85)	-	-	-	-	(85)
Available capital resources	236	118	814	56	1,243	2,467

Capital requirement						
UK realistic basis	276	-	-	-	-	276
Other regulatory bases	-	17	332	29	-	378
	276	17	332	29	-	654
Overall surplus capital over regulatory requirements						1,813
Analysis of policyholders' liabilities						
With-profits	13,519	243	-	-	-	13,762
Unit-linked	-	-	13,853	8,871	-	22,724
Non-participating	2,783	39	3,128	58	-	6,008
Total	16,302	282	16,981	8,929	-	42,494

(a) Summary

As can be seen from the above table, the total available capital resources of the Group's Life & Pensions business amounts to £2,474m (2005: £2,467m), its regulatory capital requirements amount to £642m (2005: £654m) resulting in a surplus of available capital resources over regulatory capital of £1,832m (2005: £1,813m).

Set out below are details of how the available capital resources have been calculated, the restrictions that are in existence over the available capital resources, the basis of calculating the regulatory capital requirements and an explanation for the increase in the available capital.

Apart from capital employed in the Life & Pensions business amounting to £2,286m (2005: £2,113m), the Group's other main activity is that of Asset Management operated by the F&C Group in which Friends Provident owned 52% at 31 December 2006. The total capital in the Asset Management business amounts to £683m (2005: £745m). The capital employed in these two activities reconciles to the Group total equity attributable to ordinary shareholders of £2,807m (2005: £2,688m) by way of central corporate activities and consolidation adjustments (mainly goodwill), amounting to £(162)m (2005: £(170)m).

(b) Basis of calculating available capital resources in Life & Pensions business

The available capital of the two UK with-profits funds has been determined in accordance with FSA regulations and includes the FFA. The FFA represents the estimated surplus in the funds that has not been allocated and is available to meet regulatory and other solvency requirements of the funds. Adjustments have been made to restate all assets and liabilities onto a regulatory basis.

The majority of the Group's life and pensions options and guarantees are within FPLP's With-Profits Fund and details are set out in note 7. These are valued on a market consistent stochastic basis. Options and guarantees outside FPLP's With-Profits Fund are not considered to be material to the Group's future cash flows. In addition they have largely been matched with suitable assets and there is no material risk to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

The With-Profits Fund in FPLP has available capital of £220m (2005: £236m) and has been calculated in accordance with the FSA's realistic capital regulations. In accordance with accounting rules, the realistic liabilities only represent amounts relating to policyholders and do not include the shareholders' share of future bonuses. However, the shareholders' share is treated as a deduction from capital that is available to meet regulatory requirements and shown as a separate adjustment in the capital statement.

The available capital in the closed with-profits fund in FPLA amounts to £142m (2005: £118m). This has been calculated in accordance with the FSA's regulatory capital requirements.

The available capital in the Group's UK non-participating businesses has been determined in accordance with FSA regulations and amounts to £723m (2005: £814m). Adjustments have been made to restate all assets and liabilities on to a regulatory basis. The regulatory adjustment to assets mainly consists of eliminating deferred acquisition costs. The regulatory adjustment to liabilities mainly represents the additional regulatory capital arising as a result of the securitisation of a defined book of pre-demutualisation business in December 2004 and deferred tax.

The available capital in the Group's overseas businesses written by FPI and Lombard has been determined in accordance with local requirements and amounts to £44m (2005: £56m). FPI is based in the Isle of Man and Lombard is based in Luxembourg. The analysis of available capital is £19m FPI and £25m Lombard (2005: £31m FPI and £25m Lombard). Adjustments have been made to restate all assets and liabilities onto local regulatory bases.

The shareholders' funds held outside the Life & Pensions funds are shown separately in the capital statement. It is the Group's policy to ensure that each subsidiary is adequately capitalised to support its life businesses and to exceed regulatory capital requirements. The amount of shareholders' funds available capital resources is £1,345m (2005: £1,243m).

(c) Restrictions on available capital resources in Life & Pensions business

The available capital is subject to certain restrictions as to its availability to meet capital requirements elsewhere in the Group. In particular, no transfers from long-term funds can take place without an up to date actuarial valuation. The main restrictions on capital are set out below.

UK With-Profits Fund in FPLP: the available surplus held in the FPLP With-Profits Fund can only be applied to meet the requirements of the fund itself or be distributed to policyholders and shareholders. Shareholders are entitled to an amount not exceeding one-ninth of the amount distributed to policyholders in the form of bonuses on conventional policies. Non-profit business written in the FPLP With-Profits Fund has been securitised and surpluses are initially used to repay £380m of floating rate loan notes issued by the Group and any subsequent surplus may be distributed 40% to FPLP's With-Profits Fund and 60% to shareholders. Arising from this arrangement, the FPLP Non-Profit fund has loaned £90m (2005: £173m) to FPLP's With-Profits Fund. The FPLP Non-Profit fund has also provided a contingent loan of £50m (with a

facility for a further £50m) to the FPLP With Profits Fund which is repayable out of future surpluses in the With-Profits Fund, subject to certain restrictions.

UK With-Profits Fund in FPLA: the available surplus held in the closed With-Profits Fund of FPLA can only be distributed to policyholders.

UK non-participating funds: for non-participating business, the majority of surplus can be distributed to shareholders subject to meeting the requirements of the business.

Overseas life funds: the available surpluses in FPI and Lombard can be distributed to shareholders subject to meeting the requirements of the businesses.

Shareholders' funds: the capital is generally available to meet requirements anywhere in the Group. It remains the intention of management to ensure that there is adequate capital to exceed the regulatory requirements of the Group's life and pensions businesses, to meet any net new business strain and to support the Group's overall credit ratings. FPLP has guaranteed the £300m STICS issued in 2003 and the £500m STICS issued in 2005 by the parent company.

(d) Basis of calculating capital requirements for Life & Pensions business

Each Life and Pensions company has to hold sufficient capital to meet its regulatory capital requirements.

For the FPLP With-Profits Fund, the capital requirement is the risk capital margin (RCM) which amounts to £220m (2005: £276m). This is calculated on set criteria of adverse scenarios laid down by the FSA (the market risk scenarios tested are what would happen if property prices fall by 12.5%, equity prices fall by 20%, corporate bonds spreads increase by 5.23%, fixed interest yields rise 0.81% and persistency increases by 32.5%). The RCM is based on the asset mix at the year-end and takes into account hedging strategies and the actions management would take in the event of particular adverse market conditions.

Under the realistic capital methodology, the capital requirement is the higher of the 'twin peaks' test of the realistic peak and the regulatory peak. In FPLP With-Profits Fund, the realistic peak applied in both 2006 and 2005. This has resulted in a With-Profits Insurance Capital Component (WPICC) of £866m (2005: £639m) required to bring the regulatory peak of £1,475m (2005: £599m) in line with the realistic peak of £nil (2005: £(40)m). Regulatory reserving rule changes arising from the adoption of PS 06/14 allow the value of future transfers to be deducted from the WPICC for 2006; this has resulted in a surplus in the FPLP With-Profits Fund, on a regulatory basis, of £609m.

	Realistic 2006 £m	Realistic 2005 £m		Regulatory 2006 £m	Regulatory 2005 £m
Available capital	220	236	Surplus	1,933	1,498
Risk capital margin	(220)	(276)	Long term Insurance		
	-		- Capital requirements	(458)	(549)
	-		- Resilience capital	-	(350)
Realistic peak	-	(40)	Regulatory peak	1,475	599

		With Profits Insurance Capital Component	(866)	(639)
-	(40)		609	(40)

The capital cover to meet the regulatory solvency requirement of FPLP's With-Profits Fund is provided from FPLP's Non-Profit Fund and shareholders' fund, to the extent not met from the With-Profits Fund itself.

For the FPLA closed With Profits Fund, the capital requirement has been calculated on a regulatory basis in accordance with FSA regulations at £21m (2005: £17m).

For UK non-participating funds, the relevant capital requirement is the minimum solvency margin determined in accordance with FSA regulations. This, in total, amounts to £368m (2005: £332m).

For overseas business, local regulatory capital requirements are determined and these amount to £33m (2005: £29m). This is analysed £9m (2005: £8m) for FPI and £24m (2005: £21m) for Lombard.

(e) Movement in available capital

At 31 December 2006 total available capital resources had increased by £7m to £2,474m, as shown below.

	UK with-profits (FPLP) £m	UK with-profits (FPLA) £m	UK non-participating funds £m	Overseas Life & Pensions funds £m	Life & Pensions shareholders' funds £m	Total Life & Pensions business £m
At 1 January 2006	236	118	814	56	1,243	2,467
New business strain	-	-	(297)	(35)	-	(332)
Surplus in year*	(4)	25	155	49	73	298
Assumption changes	-	-	-	-	-	-
PS 06/14	-	-	123	-	-	123
Morbidity basis	-	-	123	-	-	123
Other	(12)	(1)	6	(1)	-	(8)
Transfers	-	-	(200)	(25)	225	-
Dividend and STICS interest	-	-	-	-	(197)	(197)
At 31 December 2006	220	142	724	44	1,344	2,474

* All tax items are included within Surplus in year.

9. Movement in capital and reserves

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2006	214	2,038	436	810	3,498	442	3,940

Total recognised income and expense for the year	-	-	258	52	310	92	402
Dividends on equity shares	-	-	(164)	-	(164)	(46)	(210)
Interest paid on STICS	-	-	-	(52)	(52)	-	(52)
Appropriations of profit	-	-	(164)	(52)	(216)	(46)	(262)
Share based payments	-	13	12	-	25	7	32
Change in participation in subsidiary	-	-	-	-	-	53	53
At 31 December 2006	214	2,051	542	810	3,617	548	4,165

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2005	199	1,799	421	299	2,718	80	2,798
Total recognised income and expense for the year	-	-	107	37	144	17	161
Dividends on equity shares	-	-	(157)	-	(157)	(29)	(186)
Interest paid on STICS	-	-	-	(21)	(21)	-	(21)
Appropriations of profit	-	-	(157)	(21)	(178)	(29)	(207)
Issue of STICS	-	-	-	495	495	-	495
Share based payments	-	5	14	-	19	12	31
Disposal of subsidiary	-	-	-	-	-	54	54
Change in participation in subsidiary	-	-	-	-	-	42	42
Allotment on acquisition of Lombard	15	234	-	-	249	-	249
Conversion option	-	-	51	-	51	-	51
Property transfer into trust	-	-	-	-	-	266	266
At 31 December 2005	214	2,038	436	810	3,498	442	3,940

10. Contingent liabilities and commitments

(a) Past sales

The Group has made provision for the estimated cost of settling complaints in respect of past sales. Although the provisions are regularly reviewed, the final outcome could be different from the provisions established as these costs cannot be calculated with certainty and are influenced by external factors beyond the control of management. Such uncertainties include future regulatory actions, media attention and investment performance. The majority of the uncertainty relates to endowment mortgages although a number of other products are being reviewed as an ongoing process. It is expected that the majority of endowment cases requiring compensation will be settled in the next two years.

(b) VAT on investment trust management fees

In a current European Court case, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this case

were successful, a number of group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. The Association of Investment Companies (AIC), a party to the above litigation, has indicated that it believes claims dating back as far as 1990 may be lodged with fund managers by investment trusts. Companies in the F&C group can submit repayment claims to HM Revenue & Customs, but only dating back as far as 2001, being the maximum time period permitted. F&C has begun to receive protective claims from a number of its investment trust clients and has lodged protective claims with HM Revenue & Customs. The Advocate General issued an opinion on the case, on 1 March 2007, which is in favour of Investment Trusts. However, until the decision of the European Court of Justice and the subsequent UK VAT tribunal decision are known, the directors of F&C are not able to judge the likelihood that the investment trusts and the AIC will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore, are not able to quantify the potential liability. .

(c) F&C acquisition

In December 2000, when Eureko BV acquired F&C Group (Holdings) Limited, approximately 73% of the issued ordinary shares of F&C Group Management Limited, a subsidiary company, were held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko BV was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that the third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could have a material adverse effect on F&C's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C have been informed that Eureko BV has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko BV) to F&C in respect of losses arising in relation to the lost share warrants to bearer in F&C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited), which is capped at approximately £432m.

END

relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	10:23 23-Mar-07
Number	PRNUK-2303

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	21/03/2007
6. Date on which issuer notified:	22/03/2007
7. Threshold(s) that is/are crossed or reached:	16%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of voting rights

		(viii)						
			Direct	Direct (x)	Indirect (xi)		Direct	Indirect
Ord GB0030559776	340,492,073	340,492,073	16,380,783	16,380,783	320,185,854		0.77	15.13

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
3236288	11/12/2007		1,200,000	0.06%

Total (A+B)

Number of voting rights	% of voting rights
337,766,637	15.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Framlington Managed Income Indirect	700,000	0.03307
AZA Framlington Monthly Income Indirect	500,000	0.02362
Total Direct	0	0.00000
Total Indirect	1,200,000	0.05669
TOTAL	1,200,000	0.05669

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Ireland Pension Fund Indirect	21,000	0.00099
AXA Rosenberg	499,553	0.02360

Direct		
Sun Life Unit Assurance Ltd A/c X	100,000	0.00472
Direct		
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05905
Direct		
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05905
Direct		
AXA UK Investment Co ICVC	172,000	0.00813
Global Distribution Fund		
Indirect		
AXA UK Investment Co ICVC	430,000	0.02031
Global Growth Fund		
Indirect		
AXA UK Investment Co ICVC	350,000	0.01653
Distribution Fund		
Indirect		
AXA UK Investment Co ICVC	95,242	0.00450
Extra Income Fund		
Indirect		
AXA UK Investment Co ICVC	3,184,524	0.15044
UK Equity Income Fund		
Indirect		
Sun Life Pensions Management Ltd	140,781	0.00665
Direct		
Sun Life Pensions Management Ltd A/ c X	720,000	0.03401
Direct		
AXA UK Group Pension Scheme	73,000	0.00345
Indirect		
AXA General Unit Trust	1,760,000	0.08315
Indirect		
AXA Financial, Inc	243,095,000	11.48437
Indirect		

AXA Colonia Konzern	6,060,000	0.28629
Direct		
AXA Colonia Konzern	173,313	0.00819
Indirect		
Sun Life International (IOM) Ltd	750,000	0.03543
Direct		
AXA France	4,850,466	0.22915
Indirect		
AXA Australia	340,465	0.01608
Indirect		
AXA Rosenberg	64,874,544	3.06482
Indirect		
Sun Life International (IOM) Ltd	2,000	0.00009
Direct		
AXA Financial, Inc *	66,300	0.00313
Indirect		
Sun Life Pensions Management Ltd	53,191	0.00251
Direct		
Sun Life Pensions Management Ltd	212,450	0.01004
Direct		
Sun Life Unit Assurance Ltd	458,882	0.02168
LTAV UK Equity		
Direct		
Sun Life Unit Assurance Ltd	382,246	0.01806
FTSE All Share Tracker		
Direct		
Sun Life Pensions Management	2,062,605	0.09744
LTAV UK Equity		
Direct		
Sun Life Pensions Management	1,868,688	0.08828
FTSE All Share Tracker		
Direct		

AXA Framlington	700,000	0.03307
UK Growth		
Indirect		
AXA Winterthur	570,387	0.02695
Direct		
Total Direct	16,380,783	0.77387
Total Indirect	320,185,854	15.12632
TOTAL	336,566,637	15.90019

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights

when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new

holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Regulatory Announcement

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RECEIVED
2007 MAY 10 A 6:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	15:44 23-Mar-07
Number	PRNUK-2303

Notification of interests of directors/persons discharging managerial responsibility and connected persons ('PDMRs')

23 March 2007

The Company announces that on 22 March 2007 the executive directors of the Company and PDMRs listed below were granted options under the Company's Long Term Incentive Plan 2007 (2007 LTIP). Subject to satisfaction of performance targets, shares under the 2007 LTIP will vest in three years' time at an exercise price of 10 pence per ordinary share.

Directors	Number of shares subject to option
A R G Gunn	266,538
P W Moore	392,307
J R Smart	307,693

PDMRs	Number of shares subject to option
S J Clamp	118,000
R J W Crouch	55,384
M A Hampton	65,423
A P Jackson	70,385
R Sepe	114,155
J Stevens	114,155
P T Tunnicliffe	58,500

The notification of these transactions is made pursuant to Disclosure Rules DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b) and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	15:39 28-Mar-07
Number	PRNUK-2803

Treasury Shares

28 March 2007

Friends Provident plc (the `Company') announces that following the transfer of 572,959 treasury shares from the Treasury Shares Account to option holders of the Executive Share Option Scheme, the Executive Long Term Incentive Plan and the Deferred Share Plan, the issued share capital of the Company is 2,139,145,543 ordinary shares of 10p each, of which 21,826,316 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	14:37 30-Mar-07
Number	PRNUK-3003

Treasury Shares

30 March 2007

Friends Provident plc (the `Company') announces that following the transfer of 16,375 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, the issued share capital of the Company is 2,139,145,543 ordinary shares of 10p each, of which 21,809,941 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Total Voting Rights
Released	16:15 30-Mar-07
Number	PRNUK-3003

Total voting rights

30 March 2007

In accordance with paragraph 5.6.1(R) of the Disclosure and Transparency Rules, Friends Provident plc (the 'Company') advises that as of the close of business on 30 March 2007, the Company's issued share capital now consists of 2,139,145,543 ordinary shares of 10p each, of which 21,809,941 are treasury shares. Accordingly, the Company's capital now consists of 2,117,335,602 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	12:13 11-Apr-07
Number	PRNUK-1104

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

11 April 2007

Friends Provident plc announces the transfer of 22,022 treasury shares on 11 April 2007 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.922 per share to satisfy its obligation to issue shares to SIP participants in March 2007. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 22,022 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 10 April 2007	Total no. of shares held by directors and Connected Persons
A R G Gunn	65	105,786

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 10 April 2007	Total no. of shares held by directors and Connected Persons
S J Clamp	65	4,288
A P Jackson	65	8,657
R Sepe	65	11,079
J Stevens	65	10,323
P T Tunnicliffe	65	9,463

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 6,207 shares out of the 2,019,405 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,145,543 ordinary shares of 10p each of which 21,787,919 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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RECEIVED
2007 MAY 10 A 6:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Issue of Equity and loan note
Released	07:00 16-Apr-07
Number	PRNUK-1304

Issue of equity and of floating rate unsecured notes 2012

16 April 2007

On 16 April 2007, Friends Provident plc (the 'Company') settled the final variable payment to the former shareholders of Lombard International Assurance S.A. ('Lombard') . The amount paid was Euro126,308,284 and was based on Lombard's 2006 financial performance.

The variable final payment has been satisfied through the issue of 32,382,520 new ordinary shares in the Company to Lombard's former shareholders and £ 26,332,978 floating rate unsecured notes 2012 (the `Notes'). The Notes are not listed.

It is expected that the 32,382,520 new ordinary shares in the Company will be admitted to the Official List of the UK Listing Authority and that dealings in the new ordinary shares will commence at 8:00 a.m. on 16 April 2007. The total issued ordinary share capital of the Company is now 2,171,528,063 ordinary shares, of which 21,787,919 ordinary shares are held in Treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	16:10 16-Apr-07
Number	PRNUK-1604

Treasury Shares

16 April 2007

Friends Provident plc (the `Company') announces that following the transfer of 1,696 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each, of which 21,786,223 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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RECEIVED
2007 MAY 10 A 6:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Annual Reports and Accounts & Notice of AGM
Released	16:32 20-Apr-07
Number	PRNUK-2004

Filing of Documents

Report and Accounts for the year ended 31 December 2006 of Friends Provident plc;

Notice of Annual General Meeting 2007; Friends - 2006 Annual Review for Shareholders and Summary Financial Statements; Example of Proxy Voting Form.

Copies of the above documents have been submitted to the UKLA, and are available for inspection at the UKLA's Document Viewing Facility, which is situated at:

25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

The Notice of Annual General Meeting 2007 includes a resolution to adopt new articles of association. The new Articles of Association that are proposed to be adopted at the AGM by Resolution 15 reflect certain provisions of the Companies Act 2006 (the 2006 Act) which have been brought into force. Set out below is a summary of the main differences between the current and the proposed new Articles of Association. This summary has been prepared in order to assist shareholders in understanding the rationale for and substance of the proposed amendments. Although the new Articles of Association are substantially unchanged from our current Articles of Association, it was felt preferable to adopt new Articles of Association rather than merely propose amendments as this allows for the form of Resolution 15 to be more straightforward. The number identifying each Article, unless otherwise indicated, corresponds to the numbering used in our current Articles of Association.

1. Notice of general meetings (Articles 47 and 48)

The 2006 Act provides that when a company has given an electronic address in a notice of meeting or proxy, a company is treated as having accepted that communications in relation to that meeting or proxy can be sent to that electronic address. Article 47 is amended to allow the Company to send such notices subject to conditions or limitations which may be contained in the notice itself.

The amendments to Article 48 deal with situations where, because of a postal strike or similar situation beyond the control of the Company, the Company is unable to send out hard copies of the notice of meeting or the notification that the notice of meeting has been placed on its website. Article 48 will ensure that such failure to give notice does not invalidate the proceedings of the meeting.

2. Electronic proxies (Articles 71, 72, 73 and 75)

Article 71 is amended to enable the Company to receive appointments of proxies in electronic form subject to the conditions or limitations which are specified in the notice of meeting. Articles 72, 73 and 75 in relation to the receipt of proxies are amended to bring them in line with the language used under the 2006 Act.

3. Sending of notices, documents and information (Articles 129 and 130)

Article 129 is amended to provide that any notice which is sent or given electronically or made available on a website by the Company is considered to be 'in writing'.

Article 130 will provide the Company a general power to send or give any notice, document or information to any member by a variety of methods such as in person, by post or in electronic form (such as by email), or by making it available on the Company's website depending on the individual member's preference.

If the Company gives any notice, or sends any document or information to its members by making it available on the Company's website, it must comply with the requirements under Article 130(2). The Company will be able to ask each individual member for his or her consent to receive communications from the Company via its website. If the member does not respond to the request for consent within 28 days, the Company may take that as consent by the member to receive communications in this way. When the Company makes a document available on its website, it must notify each member who has consented (or is deemed to have consented) to receive documents via the website, either by post or by email (if the member has specifically agreed to receive communications electronically), that the document has been made available on the website. A member who has received a document electronically can request a hard copy of any document at any time. Members can also revoke their consent to receive electronic communications at any time.

In relation to joint holders of shares, Article 130(3) provides that the agreement of the first-named holder on the register of members to accept notices, documents or information electronically or via a website will be binding on the other joint holders.

Articles 130(4) and 130(6) cater for situations where the provision of corporate information by electronic means may amount to a breach of securities laws of another jurisdiction.

4. Provisions about notices and deemed delivery (Articles 134, 135, 136, 137 and new Article 138)

Article 134 is being amended to allow for any notice, document or information, other than a notice of a general meeting, to be given by advertisement in at least one national daily newspaper published in the UK.

Article 135 sets out when notices, documents or information given or sent by the Company to its members are deemed to be delivered. Article 136 governs the manner in which the Company gives notices to a person entitled to a share as a result of the death or bankruptcy of a member and is amended to cover both documents and information.

Article 137 is amended to deal with notices, documents or information given or sent by the Company to a member which have been returned undelivered after three consecutive occasions. The member will only be entitled to receive further communications upon provision of a new postal or electronic address to the Company.

New Article 138 is inserted to deal with the validation of documents in electronic form by members where required by the Articles of Association.

Copies of the new articles of association have also been forwarded to the Financial Services Authority in accordance with the Disclosure and Transparency Rule 6.1.2 and will be available on the Company's website www.friendsprovident.com/reports from Monday, 23 April 2007.

For further information, please contact: Gordon Ellis, Group Secretary 01306 653087

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Free annual report

Company	Friends Provident PLC
TIDM	FP.
Headline	1st Quarter Results
Released	07:05 27-Apr-07
Number	6248V

RNS Number:6248V
Friends Provident PLC
27 April 2007

27 April 2007

Friends Provident reports first quarter new business

Total life and pensions new business (on a PVNBP1 basis) for the first quarter increased by 12% to £1,497 million (2006: £1,331m).

UK life and pensions highlights:

- Total UK new business up 22% to £1,042 million (2006: £856m)
- Group pensions up 30% to £598 million (2006: £460m)
- Protection up 8% to £100 million (2006: £93m)
- Investment down 24% to £138 million (2006: £181m)
- Individual pensions (excluding DWP rebate premiums) up 114% to £122 million (2006: £57m)
- Annuities up 44% to £75 million (2006: £52m)

International life and pensions highlights:

- Total international new business down 4% to £455 million (2006: £475m)
- Friends Provident International (FPI) down 2% to £237 million (2006: £241m)
- Lombard down 7% to £218 million (2006: £234m)

Ben Gunn, chief executive of Friends Provident Life and Pensions, said:

"In the UK our excellent momentum in pensions sales continues, with group pensions up by 30% and individual pensions more than doubled. The protection market remains key to our plans. We expect this market to remain flat this year, although we will seek to take market share. In addition, it is expected that investment business will see improved performance in the second half of the year.

"As stated at the time of our Preliminary results, product mix and the level of protection sales remain critical to achieving our UK new business profits target of £180-200 million in 2008. The protection market remains challenging and the impact of this will become clearer as the year progresses.

"Both FPI and Lombard were slightly down on the first quarter of 2006 but both results were very encouraging in the light of the strong comparative. The underlying growth trends in these businesses remain good. "

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Chris Ford	Friends Provident plc	0845 641 7832
Di Skidmore	Friends Provident plc	0845 641 7833
Sandra Grandison	Friends Provident plc	0845 641 7834
Vanessa Neill	Finsbury Limited	020 7251 3801

Ref: H096

Notes to Editors:

1.New business is reported on the Present Value of New Business Premiums (PVNBP) basis, which represents new single premiums plus the expected present value of new business regular premiums. A table detailing sales on an Annualised Premium Equivalent (APE) basis (annualised new regular premiums plus 10% of single premiums) is at the back of this announcement.

2. Financial reporting dates

F&C Asset Management plc quarter 1 Funds Under Management	27 April 2007
Friends Provident plc Annual General Meeting	24 May 2007
F&C Asset Management plc interim results	6 August 2007
Friends Provident plc interim results	8 August 2007
F&C Asset Management plc quarter 3 funds under management	30 October 2007
Friends Provident quarter 3 Life & Pensions new business	30 October 2007

3. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality, morbidity and persistency; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs approximately 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

Now in its 175th anniversary year, the business was founded on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

For more information on Friends Provident including, photos, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/ media

Commentary and tables

UK life and pensions

New UK life and pensions business increased by 22% to £1,042 million (2006: £856m).

Life business

New protection business increased by 8% to £100 million (2006: £93m). Sales in the first quarter of 2006 were lower than subsequent quarters and comparatives will become tougher as the year progresses. This market remains extremely competitive and the mortgage-related protection market, which accounts for the majority of sales, has been broadly flat in the year so far. We have managed pricing to selectively target market segments where we have historically been less competitive.

New investment business, where we have a lower share of the market, was down by 24% to £138 million (2006: £181m). Competitor activity remained strong with a number of promotions from large providers running throughout the quarter. Structured products continue to take share in this market. We launched our Guaranteed Bond during the quarter although it has taken time to become established on major distributor product panels.

Pensions business

Group pensions sales were up 30% at £598 million (2006: £460m). Around half of new regular premium business was generated from our existing book. For new schemes, this continues to be an active market in both employee benefit consultant and specialist IFA sectors, where we enjoy competitive advantage from our reputation for service and ability to customise our proposition to meet the needs of the largest schemes. We continued to make incremental developments to improve fund choice and ease of use.

New individual pensions business (excluding DWP rebate premiums) was up 114% to £122 million (2006: £57m). This continued the upward quarterly trend with sales 15% up on the preceding quarter. Our proposition focuses on single premium business. DWP rebate premiums were 31% lower at £9million (2006:£13m) where the first quarter of 2006 benefited from some premiums held over from 2005.

New annuity business was up by 44% at £75 million (2006: £52m) and it was 10% up on the fourth quarter of 2006. This business comprises almost entirely vesting policies from our pension book. The year-on-year increase reflects subdued sales in the first quarter of 2006 because of deferred vestings leading up to pensions A-Day.

UK outlook

We expect the protection market to remain flat overall in 2007. We will continue to target specific sections of the market where we are underweight to build share. These actions shouldfeed in gradually through the second half of the year.

In investment business, we expect the Guaranteed Bond to add to sales from the second quarter. We will run promotions for existing bond products through the middle of the year, although the impact of such activity is hard to predict. New products, as well as our wrap platform, are planned for launch late in the year.

The group pensions market will continue to be active, driven by ongoing trends of trust-based schemes to contract-based schemes, defined benefit to defined

contribution provision, and employers restructuring their schemes. Sales this quarter were down on the fourth quarter of 2006 reflecting the seasonal pattern of stronger second and fourth quarters. We will launch a SIPP option on group schemes in the second half of the year as part of ongoing activity to maintain the attractiveness of our proposition.

Growth from quarter-to-quarter in individual pensions is expected to moderate as the impact of last year's Pensions 'A Day' regulation reduces. In early April we undertook a transaction with Swiss Re to transfer longevity and investment risk through reinsurance of a significant proportion of our annuity back book, in line with our continued management of risk and reward across the business. Our strategy in the post-retirement market is unaffected and annuity sales are expected to rise gently in proportion to vesting pensions.

International life and pensions

New international life and pensions business fell by 4% to £455 million (2006: £475m).

Friends Provident International (FPI)

First quarter new business was close to the very strong 2006 comparative, which was itself up 49% on the first quarter of 2005. Sales were down just 2% at £237 million (2006: £241m) and up 26% on the fourth quarter of 2006. There were a number of large single premium bonds, particularly in the UK reflecting demand driven by the end of the tax year. Sales in Asia were ahead of the fourth quarter of 2006 with more activity in the Hong Kong market, although not so much as in the first half of 2006. Our new German pensions product made good progress.

Lombard International (Lombard)

New business volumes were slightly lower year-on-year, 7% down at £218 million (2006: £234m). This result reflects the timing of large cases, which contributed more in first quarter 2006. Adverse tax changes announced in 2006 have also slightly affected results compared to firstquarter 2006, in a small number of markets.

Lombard's seasonal pattern of an extremely strong fourth quarter is set to continue, as is the variability of quarterly results due mainly to the timing of large cases. The outlook is positive with plenty of activity across the majority of markets.

Friends Provident New Life and Pensions Business

3 months to 31 March 2007 vs 3 months to 31 March 2006

		Q1 2007			Q1 2006			% Change	
	Regular Prems	Single Prems	PVNBP	Regular Prems	Single Prems	PVNBP	Regular Prems	Single Prems	PV
UK Operations	£m	£m	£m	£m	£m	£m	%	%	
Life									
Protection	16.9	0.0	100	16.0	0.0	93	6	-	
Investment	0.6	134.3	138	0.4	178.3	181	50	(25)	
	17.5	134.3	238	16.4	178.3	274	7	(25)	
Pensions									
Individual Pensions	5.0	100.7	122	2.1	47.0	57	138	114	
DWP Rebates	0.0	9.3	9	0.0	12.6	13	-	(26)	
Group Pensions	95.9	184.9	598	67.8	136.4	460	41	36	
Annuities	0.0	74.8	75	0.0	52.3	52	-	43	

	100.9	369.7	804	69.9	248.3	582	44	49
UK Life and Pensions	118.4	504.0	1,042	86.3	426.6	856	37	18
International Operations								
Lombard	0.0	218.2	218	0.0	234.3	234	-	(7)
Friends Provident International	18.6	141.8	237	18.5	150.2	241	1	(6)
TotalInternational Life and Pensions	18.6	360.0	455	18.5	384.5	475	1	(6)
Total Group Life and Pensions	137.0	864.0	1,497	104.8	811.1	1,331	31	7

Effect of currency movements

All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate. The estimated new business assuming constant currency rates would be as follows:

	Q1 2007	Q1 2006 (as reported)	Change
	£m	£m	%
Lombard	222	234	(5)
Friends Provident International	248	241	3
Total International Life and Pensions	470	475	(1)

PVNBP by operations

3 months to 31 March 2007 vs 3 months to 31 March 2006

	Q1 2007		Q1 2006	
	£m	%	£m	%
UK	1,042	70	856	64
Lombard	218	14	234	18
Friends Provident International	237	16	241	18
International	455	30	475	36

PVNBP equals new single premiums plus the expected present value of new regular premiums.

Premium values are calculated on a consistent basis with the EEV contribution to profits from new business. Start of period assumptions are used for the economic basis and end of period assumptions are used for the operating basis. A risk free rate is used to discount expected premiums in future years. The impact of operating assumption changes across a whole reporting period will normally be reflected in the PVNBP figures for the final quarter of the period that the basis changes relate to. No change in operating assumptions will be reflected in the PVNBP for the first and third quarters, when the contribution to profits from new business is not published. All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

In classifying new business premiums the following basis of recognition is adopted:

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
- Regular new business premiums consist of those contracts under which there is

an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;

- Non-contractual increments under existing group pensions schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

Analysis of APE

3 months to 31 March 2007 vs 3 months to 31 March 2006

	APE 2007 £m	Q1 APE 2006 £m	% change %
UK Operations			
Life			
Protection	16.9	16.0	6
Investment	14.0	18.2	(23)
	30.9	34.2	(10)
Pensions			
Individual Pensions	15.0	6.8	121
DWP Rebates	0.9	1.3	(31)
Group Pensions	114.4	81.4	41
Annuities	7.5	5.2	44
	137.8	94.7	46
UK Life and Pensions	168.7	128.9	31
International Operations			
Lombard	21.8	23.4	(7)
Friends Provident International	32.7	33.5	(2)
Total International Life and Pensions	54.5	56.9	(4)
Total Group Life and Pensions	223.2	185.9	20

Annualised Premium Equivalent (APE) represents annualised new regular premiums plus 10% of single premiums.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Total Voting Rights
Released	16:40 30-Apr-07
Number	PRNUK-3004

Total voting rights

30 April 2007

In accordance with paragraph 5.6.1(R) of the Disclosure and Transparency Rules, Friends Provident plc (the 'Company') advises that as of the close of business on 30 April 2007, the Company's issued share capital now consists of 2,171,528,063 ordinary shares of 10p each, of which 21,784,765 are treasury shares. Accordingly, the Company's capital now consists of 2,149,743,298 ordinary shares with voting rights.

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	15:34 30-Apr-07
Number	PRNUK-3004

Treasury Shares

30 April 2007

Friends Provident plc (the `Company') announces that following the transfer of 1,458 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and Deferred Share Plan the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each, of which 21,784,765 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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